UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2024

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Shareholders’ Meeting Manual
2. Remote voting form – Annual General Shareholders’ Meeting
3. Remote voting form – Extraordinary Shareholders’ Meeting

Shareholders’ Meeting Manual

Annual and Extraordinary General Shareholders’ Meeting
of April 17, 2024

Digital-only meeting

1	Message from the Chairman of the Board of Directors
2	Invitation letter
3	Call notice
7	Additional procedures
9	Management proposal for matters to be discussed in the Annual and Extraordinary General Shareholders’ Meeting, including:
12	Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.
52	Exhibit II – Financial statements referring to the fiscal year ended on December 31, 2023, including (i) the Management Report of the fiscal year ended on December 31, 2023; (ii) Report from our Independent Auditors and (iii) Opinion from our Fiscal Council
53	Exhibit III – Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form
71	Exhibit IV – Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22
74	Exhibit V – Information regarding the candidates for members of the Fiscal Council, pursuant to items 7.3 to 7.6 of the Reference Form and to the New Market Regulation
79	Exhibit VI – Information about the management compensation, under the terms of item 8 of the Reference Form
107	Model for power of attorney

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Shareholders,

2023 was another year of important progress for Ultrapar. Despite the volatility and uncertainties, our three main businesses, Ipiranga, Ultragaz and Ultracargo, reached record results, with a highlight to the continued growth of Ultragaz and Ultracargo and the significant profitability recovery of Ipiranga, through the refinement of pricing, higher engagement with the resellers network, progress on supply, logistics and trading and debugging of service stations with low potential.

The strong operational cash flow allowed the Company to achieve the lowest financial leverage in the last 15 years and regain its investment grade rating from the Standard & Poors’ credit rating agency.

We invested R$ 1.9 billion in expansion and maintenance of our businesses. We concluded the acquisitions of Stella and NEOgás, which marked Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding the options for providing energy solutions and leveraging its capillarity, commercial strength, and brand. We also concluded the acquisitions of a 50% stake in Opla, an ethanol terminal located in Paulínia (state of São Paulo), and of a Ipiranga's base in Rondonópolis (state of Mato Grosso). Moreover, we announced the construction of the first liquid bulk terminal in Tocantins, marking Ultracargo’s inland expansion and positioning the company as an integrated logistics solutions provider.

Continuing with our transformation agenda, in April, we underwent an important renewal of the Board of Directors for the term of 2023 to 2025, combining members who were already part of the Management, preserving the knowledge of the businesses and of Ultrapar, with new members who brought relevant and complementary experiences to build the Company’s future.

At the same time, we made progress in our ESG journey, making public commitments to the 2030 goals, an intrinsic part of the Company's strategic planning.

We invite all our shareholders to participate in our meeting, whose necessary information for attendance, representation and voting decisions, may be found throughout this Shareholders’ Meeting Manual.

Jorge Marques de Toledo Camargo
Chairman of the Board of Directors

1

INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Shareholders' Meeting of Ultrapar, to be held on April 17th, 2024, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

All Ultrapar shareholders (including holders of common shares in the form of ADRs) will be able to vote on all matters of the agenda. Each common share gives the right to one vote in the Meeting’s resolutions. ADR holders must vote as determined in a communication to be released by the depositary under the terms of the deposit agreement.

This document aims to clarify and guide the resolutions to be taken and the procedures necessary for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br or by phone +55 (11) 3177-7014.

We count on your participation,

Jorge Marques de Toledo Camargo
Chairman of the Board of Directors

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ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The Shareholders of Ultrapar Participações S.A. (“Ultrapar” or “Company”) are hereby invited to attend the Annual and Extraordinary General Shareholders’ Meeting that shall be held exclusively in digital form on April 17th, 2024 (“Meeting”), at 2:00 p.m. (Brazil time), pursuant to the terms of CVM Resolution 81/22 (“RCVM 81”), without prejudice of the use of remote voting form, to discuss the following Agenda:

At the Annual General Shareholders’ Meeting:

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2023, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

2. Allocation of net income for the fiscal year ended on December 31st, 2023;

3. Establishment of the Management's global compensation;

4. Election of the members of the Fiscal Council and their respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% of the voting shares issued by the Company, under the terms of the Brazilian Federal Law No. 6,404/76 and CVM Resolution 70/22 (“RCVM 70”); and

5. Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2024.

At the Extraordinary General Shareholders’ Meeting:

1. Amendments to the Company's Bylaws, as detailed in the Management Proposal disclosed to the market on this date, to reflect:

(a)    Inclusion of activity in the Company’s corporate purpose;

(b)    Changes of competencies of the Board of Directors;

(c)    Exclusion of possibilities to replace members of the statutory advisory committees;

(d)    Change of nomenclature and competencies of the Board of Directors' advisory committees; and

(e)    Simplification of the wording of statutory provisions, as well as clarity and numbering adjustments.

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2. Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014; and

3. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

Attendance at the Meeting

The shareholders of the Company, including holders of American Depositary Receipts (“ADRs”) under the terms described below, may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company’s Bylaws, presenting the documents listed under the items Individual Shareholder, Corporate Shareholder and Investment Funds below.

Shareholder capacity will be proven upon submission of the statement issued by the institution providing book-entry services or the custodian institution, with the number of shares included therein within up to three days prior to the Meeting.

The Company will adopt for this General Shareholders’ Meeting the remote voting system, in accordance with the Brazilian Corporate Law and RCVM 81, allowing its shareholders to send, through their respective custody agents or bookkeeping institution or directly to the Company, a remote voting form for the Meeting, as provided by the Company together with other documents to be discussed at the Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Annual and Extraordinary General Shareholders’ Meeting Manual. The remote voting forms submitted by the shareholders by virtue of the first call of the Meeting shall be deemed valid for the second call, if any, under the terms of RCVM 81.

The Meeting shall be held exclusively in digital form, pursuant to the terms of RCVM 81, through a digital platform (“Platform”), so the shareholders shall attend the Meeting solely by means of the following:

(a)	through remote voting form, which detailed guidelines with respect to the necessary documentation for remote voting are included in such form; and
(b)	through the Platform, in person or by attorney-in-fact duly appointed, and the shareholder: (i) may solely attend at the Meeting, regardless of the submission of the remote voting form; or (ii) attend and vote at the Meeting; in this case, provided that eventual votes issued by the shareholder through the remote voting form shall be disregarded.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16th, 1999 (“Deposit Agreement”). Voting procedures with respect to the ADRs shall be specified in a communication to be sent to ADRs holders by the depositary, pursuant to the Deposit Agreement.

Under the terms of RCVM 81, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, before 2:00 p.m. (Brazil time) on April 15th, 2024, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

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Individual shareholder

•	Copy of identification document with photograph (ID, foreign national’s residence ID, driver’s license, officially recognized professional class ID or passport, for foreigners); and
•	Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

Corporate shareholder

•	Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers’ election minutes and/or power of attorney);
•	Copy of identification document with photograph(s) of the legal representative(s); and
•	Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

Investment funds

•	Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
•	Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom a power of attorney was granted; and
•	If the representative or attorney-in-fact is a legal entity, the documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

In addition, on an extraordinary basis, the Company may accept that the shareholders submit the necessary representation documents, as referred above, solely in digital means, without registry before the notary office or notarized copies, in PDF format. Ultrapar shall accept the powers of attorneys physically or digitally signed through digital certificate (ICP-Brazil).

Access to the Platform of shareholders who do not submit the necessary participation documents within the period provided herein will not be admitted.

Upon receipt of the request, accompanied by the necessary documents for the Shareholders’ Meeting attendance, the Company shall submit to the email indicated by the shareholder the link and instructions to access the Platform to the shareholders or, however the case may be, their legal representatives or attorneys-in-fact thereof. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent their attendance at the Shareholders’ Meeting.

5

Availability of documents and information
Under the terms of the Ultrapar’s Bylaws and RCVM 81, the documents and information relating to the matters to be deliberated upon, as well as the Annual and Extraordinary General Shareholders’ Meeting Manual, the remote voting form for the Annual General Shareholders’ Meeting and for the Extraordinary General Shareholders’ Meeting, and other relevant documents for the exercise of the voting right at the Meeting were filed with the Brazilian Securities and Exchange Commission (“CVM”) and are available at the website of CVM (www.cvm.gov.br), Company’s headquarters, website of B3 (www.b3.com.br) and Company’s website (ri.ultra.com.br).

São Paulo, March 15th, 2024.

Jorge Marques de Toledo Camargo
Chairman of the Board of Directors

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ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs), provides in the end of this Manual a power-of-attorney model, through which shareholders may appoint the lawyers thereby indicated to represent them at the Shareholders’ Meeting, at no cost and strictly in accordance with the powers granted. In the case that shareholders (excluding holders of common shares in the form of ADRs) opt to be represented at the Shareholders’ Meeting using the model provided by the Company, the power of attorney must include all the attorneys-in-fact listed in the model of the power of attorney.

The Company may accept that the shareholders submit the necessary representation documents, as referred on the Call Notice, in digital means in PDF format, without registry before the notary office or notarized copies. Ultrapar shall accept the proxies physically or digitally signed through digital certificate (ICP-Brazil).

We clarify that in the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if the documents are originally in English or Spanish.

Pursuant to article 6, paragraph 3 of RCVM 81, the Platform shall not be accessed by the shareholders that have not provided the necessary documents specified in the Call Notice within the deadlines set forth on that document.

Upon receipt of the request, accompanied by the necessary documents for attending the Shareholders’ Meeting, the Company shall submit to the email indicated by the shareholder the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

The shareholder who participates through the Platform will be considered present at the Meeting, being able to exercise their respective voting rights, and a signer of the respective Minutes of the Meeting, under the terms of RCVM 81.

If the shareholder who has duly requested his participation does not receive from the Company the email with the link and instructions for accessing the Platform and participating in the Meeting at least 24 hours prior to the Shareholders’ Meeting (that is, until 2:00 p.m. of April 16, 2024), he/she must contact the Company by phone on number +55 (11) 3177-7014, in order to receive their respective instructions to access the Platform.

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Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Shareholders’ Meeting.

Shareholders who choose to participate in the Meeting are requested to access the Platform at least 30 minutes before the scheduled start time of the Meeting, in order to allow access validation.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) registering the shareholders’ statements and viewing the documents presented during the Meeting; (ii) registering the authenticity and safety of communications during the Meeting; (iii) registering the shareholders' attendance and votes; (iv) complying with any legal orders from competent authorities; and (v) safeguarding the Company, its management and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Remote voting forms

If the shareholder opts to send the remote voting form directly to the Company, it is requested to send such voting form and other supporting documents to the email invest@ultra.com.br or to file them at the Company within 7 days from the Annual and Extraordinary General Shareholders’ Meeting date, that is, until April 10th, 2024.

8

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby presents the Management Proposal, regarding the matters to be deliberated upon at the Company’s Annual and Extraordinary General Shareholders’ Meeting that shall be held exclusively in digital form on April 17th, 2024 (“Meeting”), at 2:00 p.m. (Brazil time):

1)      At the Annual General Shareholders’ Meeting

1.1) Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2023, together with the report from the Independent Auditors and the opinion from the Fiscal Council;

The Management Report and the financial statements for the fiscal year ended December 31st, 2023 were filed with the CVM on February 28th, 2024, published in wide-circulation newspaper and made available on the newspaper's website on March 1st, 2024, pursuant to Brazilian Federal Law No. 6,404/76, as amended by Brazilian Federal Law No. 13,818/19. The Management Report is accompanied by the Annual Report of the Audit and Risks Committee and summarizes relevant information about the Company in 2023, including environmental, social and governance (ESG) performance, information on innovation, people, operational and financial performance.

Such documents (i) were recommended by the Audit and Risks Committee for approval by the Board of Directors; (ii) obtained a favorable opinion from the Company's Fiscal Council at a meeting held on February 28th, 2024; and (iii) were approved by Ultrapar's Board of Directors on February 28th, 2024. The respective minutes were filed with the CVM on the same date.

In addition, the financial statements were audited and received an unqualified report from Deloitte Touche Tohmatsu Auditores Independentes Ltda. Such documents are available in Exhibit II of this Proposal. The Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form, are available in Exhibit III.

Management recommendation: approval of the Management Report and Management accounts, as well as the Company's financial statements.

1.2) Allocation of net income for the fiscal year ended December 31st, 2023

The Management proposes that the allocation of net income attributable to Ultrapar’s shareholders for the year ended December 31st, 2023, in the amount of R$ 2,439,795,616.31 (two billion, four hundred and thirty-nine million, seven hundred and ninety-five thousand, six hundred and sixteen Reais and thirty-one cents of Real) be as follows:

(a)   R$ 121,989,780.82 (one hundred and twenty-one million, nine hundred and eighty-nine thousand, seven hundred and eighty Reais and eighty-two cents of Real) allocated to the legal reserve;

(b)   R$ 1,604,323,449.59 (one billion, six hundred and four million, three hundred and twenty-three thousand, four hundred and forty-nine Reais and fifty-nine cents of Real) allocated to the investments statutory reserve; and

(c)    R$ 713,482,385.90 (seven hundred and thirteen million, four hundred and eighty-two thousand, three hundred and eighty-five Reais and ninety cents of Real) allocated to the payment of dividends to Ultrapar’s shareholders, equivalent to R$ 0.65 per share.

We provide detailed information regarding the proposal for allocation of net income for the fiscal year ended December 31st, 2023 in Exhibit IV, under the terms of RCVM 81.

9

Management recommendation: approval of the proposal for allocation of net income.

1.3) Establishment of the Management‘s global compensation

The proposal for the annual global limit on management compensation for the period between May 2024 and April 2025 is R$ 105,000,000.00 (one hundred and five million Reais), of which R$ 12,000,000.00 (twelve million Reais) are allocated for the members of the Board of Directors e and R$ 93,000,000.00 (ninety-three million Reais) are allocated for the members of the Statutory Executive Board. The total amount proposed considers: (i) compensation of the members of the Board of Directors, of a fully fixed nature; (ii) fixed compensation of the Statutory Executive Board (including fixed monthly installment and direct and indirect benefits); (iii) short-term variable compensation for the Statutory Executive Board, linked to financial and non-financial goals; (iv) long-term variable compensation based on shares for the Statutory Executive Board; and (v) post-employment benefit for the Statutory Executive Board.

The proposed annual global limit is 11% higher than the limit approved by the Annual and Extraordinary General Shareholders’ Meeting held on April 19th, 2023 (“2023 Meeting”), for the period from May 2023 to April 2024, with the distinction of having smaller portions of fixed monthly payments in cash and higher expenses with the stock-based incentive plan. The increase of the global compensation is due to the strategy of retaining the executives in the long-term with greater alignment of interests between the members, the Company and its shareholders.

The global compensation actually paid in the period between May 2023 and April 2024 is estimated at an amount 18% lower than that approved by the shareholders at the 2023 Meeting, is mainly due to the reduction of members in the Executive Board, which generated a reversal of expenses with the stock plan and a decrease of the average number of members of this body compared to the approved amount.

We highlight that the amounts included in this compensation proposal differ from those of Exhibit VI, due to the non-correspondence between the periods contemplated in each document.

Management recommendation: approval of the proposal for the Management’s compensation.

1.4) Election of the members of the Fiscal Council and their respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% of the voting shares issued by the Company, under the terms of the Brazilian Federal Law No. 6,404/76 and CVM Resolution 70/22 (“RCVM 70”)

We propose the election of the following candidates as members of the Company's Fiscal Council, as well as their alternates:

- Flavio Cesar Maia Luz (effective) / Márcio Augustus Ribeiro (alternate)

- Élcio Arsenio Mattioli (effective) / Pedro Ozires Predeus (alternate)

- Marcelo Gonçalves Farinha (effective) / Luiz Claudio Moraes (alternate)

The detailed information regarding the candidates is available in Exhibit V, corresponding to items 7.3 to 7.6 of the Reference Form.

Management recommendation: approval of the candidates to members of the Fiscal Council.

1.5) Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2024

The Management proposes the approval of the global compensation of the members of the Fiscal Council for their term of office (between May 2024 and April 2025) in the amount of R$ 73,200.00 (seventy-three thousand and two hundred Reais) per month, of which R$ 30,000.00 (thirty thousand Reais) per month for the chairman of the Fiscal Council and R$ 21,600.00 (twenty-one thousand and six hundred Reais) per month for the other members. The proposed amount is 5% higher than the amount approved at the 2023 Meeting for the period between May 2023 and April 2024, ensuring that the compensation of the members is aligned with the provisions set forth by the Brazilian Corporate Law. The global compensation for members of the Fiscal Council recorded in such period was in line with the approved amount.

For further information on compensation for the Board of Directors, the Statutory and non-Statutory Executive Board and the Fiscal Council, see Exhibit VI, pursuant to item 8 of the Reference Form. We highlight that the amounts included in this compensation proposal differ from those of Exhibit VI, due to the non-correspondence between the periods contemplated in each document.

Management recommendation: approval of the proposal for compensation of the Fiscal Council.

2)      At the Extraordinary General Shareholders’ Meeting:

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2.1) Amendments to the Company's Bylaws, as detailed in this Management Proposal

The Management proposes the approval of the amendments to Ultrapar's Bylaws, as described in the following items:

(a)   Inclusion of activity in the Company’s corporate purpose;

(b)    Changes of competencies of the Board of Directors;

(c)    Exclusion of possibilities to replace members of the statutory advisory committees;

(d)    Change of nomenclature and competencies of the Board of Directors' advisory committees; and

(e)    Simplification of the wording of statutory provisions, as well as clarity and numbering adjustments.

The information related to this item, including the justifications for these amendments, are available in the comparative table of the Bylaws in Exhibit I of this Proposal, pursuant to RCVM 81.

Management recommendation: approval of amendments to Ultrapar's Bylaws.

2.2) Ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014

Due to the partial exercise of such subscription warrants on August 9th, 2023, and on February 28th, 2024, 199,977 (one hundred and ninety-nine thousand, nine hundred and seventy-seven) common shares were issued within the authorized capital limit, as provided for in article 6 of the Company's Bylaws. As a result of such issuances, the Company's capital stock is now represented by 1,115,404,268 (one billion, one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight) common shares, all registered and with no par value. Considering that no additional payment was due for the exercise of subscription warrants, the issuances did not result in a change in the amount of the capital stock.

In order to reflect the issuances already effected as mentioned above, the Management also proposes the change of the wording of the caption of Article 5 of the Company’s Bylaws, according to the comparative table of the Bylaws contained in Exhibit I of this Proposal.

Management recommendation: approval of the proposal for the ratification of the change in the number of common shares into which the Company’s capital stock is divided.

2.3) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above

The Management proposes the consolidation of Ultrapar’s Bylaws in order to reflect the changes described in items 2.1 and 2.2 of this Proposal. Exhibit I of this document includes the comparative table of the proposed amendments to the Bylaws, in addition to the respective justifications for the said amendments, pursuant to RCVM 81.

Management recommendation: approval of the proposal for the consolidation of Ultrapar's Bylaws.

Access to documents and information

In accordance with Ulltrapar's Bylaws and RCVM 81, the documents and information regarding the matters to be approved, including the remote voting forms for the Annual General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting, and any other matters relevant to the exercise of voting rights at the Shareholders’ Meeting, were filed with the CVM, and are available on CVM’s website (www.cvm.gov.br), at the Company's headquarters, on B3’s website (www.b3.com.br) and on the Company’s website (ri.ultra.com.br).

São Paulo, March 15th, 2024.

Jorge Marques de Toledo Camargo

Chairman of the Board of Directors

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Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

ULTRAPAR PARTICIPAÇÕES S.A.

BYLAWS

CHAPTER I

Name, Headquarters, Purpose and Term

Article 1.              The Company is an authorized capital company (sociedade de capital autorizado).  The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.

N/A

Sole Paragraph.              The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph.              The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

Sole Paragraph.              The Company’s listing on the New Market (Novo Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 (“New Market Regulation”).

N/A
Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	Article 2. The Company’s headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 3.              The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies.

Article 3.              The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

Article 3º. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.

Adjustment to allow the Company to provide typical holding services for business management to uncontrolled companies or third parties.
Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	Article 4. The Company is organized for an indefinite term.	N/A

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) represented by one billion, one hundred and fifteen million, two hundred and four thousand, two hundred ninety-one (1,115,204,291) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) represented by one billion, one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight (1,115,404,268) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

CHAPTER II

Capital Stock and Shares

Article 5.              The subscribed and paid-in capital stock is R$ 6,621,751,608.08 (six billion, six hundred and twenty-one million, seven hundred and fifty-one thousand, six hundred and eight Reais and eight cents) represented by ~~one billion, one hundred and fifteen million, two hundred and four thousand, two hundred ninety-one (1,115,204,291)~~ one billion, one hundred and fifteen million, four hundred and four thousand, two hundred and sixty-eight (1,115,404,268) nominative common shares, with no par value, and with no issuance of preferred shares or founder’s shares permitted.

Adjustments to reflect the share issuances that occurred on August 9, 2023 and February 28, 2024, due to the partial exercise of rights conferred by subscription warrants issued by the Company upon the incorporation of shared of Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Meeting of January 31, 2014.

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§1º              All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1º              All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

§1º              All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in the name of their holders, without certificates issued.

N/A

§2º              The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2º              The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

§2º              The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.

N/A

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

Article 6.              The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.

N/A
Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A

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a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the former shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.

a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;

b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders’ Meeting; and

c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the ~~former~~ shareholders or reduce the period for the exercise thereof.

Adjustment for better understanding.
Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders’ Meeting, to the management and employees.	N/A
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders’ Meetings.	N/A

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CHAPTER III

Shareholders’ Meetings

Article 10.              The annual Shareholders’ Metting shall be called by the Board of Directors within the first four (4) months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10.               The annual Shareholders’ Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

CHAPTER III

Shareholders’ Meetings

Article 10.               The annual Shareholders’ Meeting shall be called by the Board of Directors within the first ~~four (~~4~~)~~ months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company’s interest shall so require.

Wording adjustment.

§ 1º              Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1º              Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

§ 1º              Documents pertaining to the matters to be deliberated upon at the Shareholders’ Meetings shall be made available to the shareholders, at the Company’s headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.

N/A

§ 2º              The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2º              The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

§ 2º              The Shareholders’ Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders’ Meeting shall be presided over by the Vice-Chairman of the Board of Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.

N/A

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§ 3º              The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3º              The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

§ 3º              The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.

N/A

§ 4º              If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

§ 4º              If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

§ 4º              If the General Meeting is held in person, the shareholders who appear at the Shareholders’ Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.

N/A

Article 11.              In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1º              Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

Article 11.              In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1º              Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

Article 11.              In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder’s Meeting is held, if held in person.

§ 1º              Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.

N/A

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§ 2º              The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

§ 2º              The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

§ 2º              The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian’s statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.

N/A
Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	Article 12. Resolutions of the Shareholders’ Meeting shall require a majority vote of the attendees, not taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	N/A.
Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.	Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.	Article 13. Minutes of the Shareholders’ Meetings shall be kept with the requirements and signatures required by law.	N/A.
Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	Article 14. The Shareholders’ Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	N/A

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§ 1º              The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the People Committee, as provided for in Article 40 herein.

§ 1º              The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.

§ 1º              The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders’ Meeting, in the introductory paragraph of this Article and the competencies of the ~~People~~ referred Committee, as provided for in Article 40 herein.

Adjustments (i) to reflect the new nomenclature of the People and Sustainability Committee, due to the new role described in Article 40, and (ii) wording adjustment.
§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A
CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	CHAPTER IV Management – General Rules Article 15. The Company shall be managed by a Board of Directors and a Board of Executive Officers.	N/A

Sole Paragraph .              The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

Sole Paragraph.              The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

Sole Paragraph.              The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.

N/A

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CHAPTER V

Board of Directors

Section I – Members

Article 16.               The Board of Directors shall be comprised of at least five (5) and at maximum eleven (11) members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of two (2) years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 16.               The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of 2 years, with reelection being permitted.

CHAPTER V

Board of Directors

Section I – Members

Article 16.               The Board of Directors shall be comprised of at least, ~~five (~~5~~)~~ and, at maximum, ~~eleven (~~11~~)~~ members, all of whom shall be elected and removable at the Shareholders’ Meeting, for a unified term of ~~two (~~2~~)~~ years, with reelection being permitted.

Wording adjustments.
§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	N/A

§ 2º              The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2º              The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

§ 2º              The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.

N/A

§ 3º              Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

§ 3º              Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

§ 3º              Observed the requirements set forth in the Company’s corporate policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders’ Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company’s interest or those of its controlled companies.

N/A

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Article 17.              The Board of Directors of the Company shall have, at least, one third (1/3) or 02 (two), whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Article 17.              The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Article 17.              The Board of Directors of the Company shall have, at least, ~~one third (~~1/3~~)~~ or ~~0~~2 ~~(two)~~, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.

Wording adjustments.

Sole Paragraph.              When, as a result of compliance with the percentage referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Sole Paragraph.              When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Sole Paragraph.              When, as a result of compliance with the ~~percentage~~ composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such number will be rounded to the immediately higher whole number.

Wording adjustment.

Article 18.              If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 18.              If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

Article 18.              If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.

N/A

Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Sole Paragraph.              The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

Sole Paragraph.              The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.

N/A

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Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election Article 19. Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	N/A

§ 1º              Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1º              Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

§ 1º              Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.

N/A

§ 2º              At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Law 6,404/76.

§ 2º              At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

§ 2º              At the date the Shareholders’ Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company’s headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.

Wording adjustment.

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§ 3º              The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least five (5) days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3º              The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

§ 3º              The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least ~~five (~~5~~)~~ days prior the date of the Shareholders’ Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company’s Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the shareholders at the Company’s headquarters.

Wording adjustment.

§ 4º              The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 4º              The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

§ 4º              The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.

N/A
§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A

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§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders’ Meeting will be elected.	N/A

Article 20.              When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, forty-eight (48) hours in advance of the Shareholders’ Meeting.

Article 20                   When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, 48 hours in advance of the Shareholders’ Meeting.

Article 20.                            When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do so within, at least, ~~forty-eight (~~48~~)~~ hours in advance of the Shareholders’ Meeting.

Wording adjustment.

§ 1º              In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 1º              In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

§ 1º              In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders’ Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.

N/A

§ 2º              In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Law no. 6,404/76, shareholders representing ten percent (10%) of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

§ 2º              In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of  Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

§ 2º              In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of  Brazilian Federal Law ~~no~~. 6,404/76, shareholders representing ~~ten percent (~~10%~~)~~ of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately, notwithstanding the rules set forth in Article 19 above.

Wording adjustments.

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Article 21.              In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, three (3) years after the end of the term of office of the respective Director.

Article 21.              In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.

Article 21.              In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, ~~three (~~3~~)~~ years after the end of the term of office of the respective Director.

Wording adjustment.

Article 22.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 22.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

Article 22.              The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.

N/A

Section III – Meetings and Replacements

Article 23.              The Board of Directors shall hold regular meetings once every three (3) months and special meetings whenever called by the Chairman or by any two (2) Directors.

Section III – Meetings and Replacements Article 23. The Board of Directors shall hold regular meetings once every 3 months and special meetings whenever called by the Chairman or by any 2 Directors.

Section III – Meetings and Replacements

Article 23.              The Board of Directors shall hold regular meetings once every ~~three (~~3~~)~~ months and special meetings whenever called by the Chairman or by any ~~two (~~2~~)~~ Directors.

Redrafting adjustment.

§ 1º              The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1º              The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

§ 1º              The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.

N/A

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§ 2º              The meetings of the Board of Directors shall be called at least three (3) days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2º              The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

§ 2º              The meetings of the Board of Directors shall be called at least ~~three (~~3~~)~~ days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.

Wording adjustment.

§ 3º              In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least two-thirds (2/3) of the elected members attend the meeting.

§ 3º              In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.

§ 3º              In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least ~~two-thirds (~~2/3~~)~~ of the elected members attend the meeting.

Wording adjustments.

§ 4º              The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4º              The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting.  In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

§ 4º              The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting.  In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.

N/A

Article 24.              Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 24.              Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

Article 24.              Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.

N/A

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Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

Sole Paragraph.              In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-Chairman or by another member of the Board of Directors nominated by him/her.

N/A

Article 25.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 25.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

Article 25.              No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company’s interests, as provided for by law.

N/A

Article 26.              Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within fifteen (15) days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 26.              Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Article 26.              Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders’ Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders’ Meeting shall be called within ~~fifteen (~~15~~)~~ days from the date thereof, in order to elect substitutes, who shall complete the term of office of the replaced members.

Wording adjustment.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Section IV – Powers Article 27. The Board of Directors shall have the power to: a) set the general guidelines of the Company’s and its subsidiaries’ business;

Section IV – Powers

Article 27.              The Board of Directors shall have the power to:

a)              set the general guidelines of the subsidiaries’ business and deliberate on the strategic guidelines and strategic plan of the Company;

Section IV – Powers

Article 27.              The Board of Directors shall have the power to:

a)              set the general guidelines of the subsidiaries’ business and deliberate on the strategic guidelines and strategic plan of the Company~~’s and its subsidiaries’ business;~~

Adjustment to provide a better understanding regarding the role of the Board of Directors concerning the Company's strategy.
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	N/A

c)              oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company or by its subsidiaries;

c)              oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;

c)              oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company ~~or by its subsidiaries~~;

Adjustment to allow the Board of Directors to focus on the strategic aspects of the Company.
d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	d) express its opinion with respect to Management Report and the financial statements of the Company, submitting them to the Shareholders’ Meeting for approval;	N/A

e)              fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People’s Committee, according to article 40, single paragraph, “b”.

e)              fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, “b”;

e)              fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People~~’s~~ and Sustainability Committee, according to article 40, single paragraph, “b”;

Adjustment to reflect the new nomenclature of the People and Sustainability Committee, due to the new role described in Article 40.

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f)              define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People Committee’s proposals;

f)              define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee’s proposal;

f)              define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee’s proposal;

Adjustment to reflect the new nomenclature of the People and Sustainability Committee, due to the new role described in Article 40 ..
g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	N/A
h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	h) call the Shareholders’ Meetings;	N/A
i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	i) submit a slate of candidates to the Shareholders’ Meeting for election of directors, pursuant to Article 19 of these Bylaws;	N/A
j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders’ Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter “c”, paragraph one of Article 53 of these Bylaws;	N/A

k)              approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k)              approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

k)              approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;

N/A

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l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A
m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders’ Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A
n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A

p)              approve the following transactions, either by the Company or by its controlled companies, when the value exceeds five percent (5%) of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p)              approve the following transactions, either by the Company or by its controlled companies, when the value exceeds 5% of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

p)              approve the following transactions, either by the Company or by its controlled companies, when the value exceeds ~~five percent (~~5%~~)~~ of the Company’s shareholders’ equity: (i) acquisition, disposal or encumbrance of assets; (ii) granting of collateral; (iii) indebtedness to third parties or waivers of any rights; (iv) investment or investment project; and (v) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership;

Wording adjustment.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	q) approve the execution of shareholders’ agreements by the Company or by its controlled companies;	N/A
r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee’s opinion;	N/A

s)              express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 (fifteen) days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s)              express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

s)              express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 ~~(fifteen)~~ days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;

Wording adjustment.
t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	N/A
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A

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Article 28. The Chairman of the Board of Directors shall:

a)              call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

Article 28.              The Chairman of the Board of Directors shall:

a)              call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

Article 28.              The Chairman of the Board of Directors shall:

a)              call the Shareholders’ Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;

N/A
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director’s administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	d) convey resolutions made by the Board of Directors to the Board of Executive Officers and instruct the latter on the fulfillment thereof.	N/A

Article 29.              The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 29.              The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

Article 29.              The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.

N/A

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CHAPTER VI

Board of Executive Officers

Article 30.              The Board of Executive Officers shall be comprised of up to eight (8) executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 30.              The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

CHAPTER VI

Board of Executive Officers

Article 30.              The Board of Executive Officers shall be comprised of up to ~~eight (~~8~~)~~ executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.

Wording adjustment.
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 (two) years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will continue until each successor is elected.	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 ~~(two)~~ years, with reelection permitted, and will continue until each successor is elected.	Wording adjustment.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.

N/A

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Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 32.              The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

Article 32.              The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.

N/A
§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-fact, or by two attorneys-in-fact, with specific powers.	N/A

§ 2º              The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2º              The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

§ 2º              The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.

N/A

§ 3º              The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3º              The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

§ 3º              The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.

N/A

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Article 33.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

Article 33.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

Article 33.              The Chief Executive Officer shall:

a)              direct, instruct and coordinate the activities of the Company;

b)              call and preside over the meetings of the Board of Executive Officers; and

c)              represent the Company in court, either as plaintiff or defendant.

N/A

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company’s securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM’s applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.

N/A
Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	N/A

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Article 36. The executive officers shall substitute each other, subject to the following conditions:	Article 36. The executive officers shall substitute each other, subject to the following conditions:	Article 36. The executive officers shall substitute each other, subject to the following conditions:	N/A

a)              in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to sixty (60) days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

a)              in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

a)              in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to ~~sixty (~~60~~)~~ days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and

Wording adjustment.

b)              in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b)              in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

b)              in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.

N/A

CHAPTER VII

Committees

Article 37.              The Company shall have the following support committees attached to the Board of Directors:

(a)    Audit and Risks Committee;

(b)    People Committee; and

(c)    Strategy Committee.

CHAPTER VII

Committees

Article 37.              The Company shall have the following support committees attached to the Board of Directors:

a)      Audit and Risks Committee;

b)              People and Sustainability Committee; and

c)   Investments Committee.

CHAPTER VII

Committees

Article 37.              The Company shall have the following support committees attached to the Board of Directors:

(a)    Audit and Risks Committee;

(b)    People and Sustainability; and

(c)    ~~Strategy~~ Investments Committee.

Adjustments to reflect the new nomenclatures of the committees.

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§ 1º              Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 1º              Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

§ 1º              Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.

N/A
§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	N/A

§ 3º              The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People Committee, the Strategy Committee and other additional committees that may be established by the Board of Directors for assistance in the management of the Company.

§ 3º              The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the Investments Committee and other additional committees that may be established by the Board of Directors.

§ 3º              The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee, the ~~Strategy~~ Investments Committee and other additional committees that may be established by the Board of Directors ~~for assistance in the management of the Company~~.

Adjustments to reflect the new nomenclatures of the committees and wording improvements.

Article 38.              Subject to the criteria set forth below, the Committees shall be comprised of at least three (3) members, all elected by the Board of Directors for a term of office of two (2) years, and the term shall coincide with the term of office of the Directors.

Article 38.              Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.

Article 38.              Subject to the criteria set forth below, the Committees shall be comprised of at least ~~three (~~3~~)~~ members, all elected by the Board of Directors for a term of office of ~~two (~~2~~)~~ years, and the term shall coincide with the term of office of the Directors.

Wording adjustments.

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§ 1º              During their term of office, the members of each Committee may not be replaced except for the following reasons:

a)              death or resignation;

b)              unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

c)              a substantiated decision of the Board of Directors.

~~§ 1º              During their term of office, the members of each Committee may not be replaced except for the following reasons:~~

~~a)              death or resignation;~~

~~b)              unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or~~

~~c)              a substantiated decision of the Board of Directors.~~

Exclusion to simplify the process of replacing members of the advisory committees.
§ 2º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 1~~2~~º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	Numerical adjustment.
§ 3º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 (ten) years.	§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	§ 2~~3~~º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 ~~(ten)~~ years.	Numerical and wording adjustments.

Section I – Audit and Risks Committee

Article 39.              The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least one (01) member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Section I – Audit and Risks Committee

Article 39.              The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1 member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Section I – Audit and Risks Committee

Article 39.              The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least ~~one (0~~1~~)~~ member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.

Wording adjustment.

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§ 1º A single member of the Audit and Risks Committee may concentrate the foregoing requirements.		~~§ 1º A single member of the Audit and Risks Committee may concentrate the foregoing requirements.~~	Exclusion to simplify the text.

§ 2º              To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ 1º              To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

§ ~~2~~1º              To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.

Numerical adjustment.
§ 3º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 (three) years have elapsed since the end of the term of office.	§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	§ ~~3~~2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 ~~(three)~~ years have elapsed since the end of the term of office.	Numerical and wording adjustments.
§ 4º The Audit and Risks Committee shall:	§ 3º The Audit and Risks Committee shall:	§ ~~4~~3º The Audit and Risks Committee shall:	Numerical adjustment.

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;

b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

c) review the quarterly financial information, interim statements, and financial statements prepared by the Company;

Adjustment to reflect the adopted nomenclature for the Conflict of Interest and Related Party Transactions Corporate Policy.

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d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Policy on Transactions with Related Parties;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

d) monitor the activities of the Company’s internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

e) evaluate and monitor the Company’s risk exposure, as per the Risk Management Policy, as well as to provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;

f) review, monitor and recommend to management any corrections or improvements to be made to the Company’s corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy ~~Policy on Transactions with Related Parties~~;

g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;

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h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

h) interact with the other Company’s governing bodies in connection with the receipt and review of information on noncompliance with legal and regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and

i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

Section II – People Committee Article 40. The People Committee shall have a majority of Director in its composition, with a minimum of two (2) independent Directors.	Section II – People and Sustainability Committee Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.

Section II – People and Sustainability Committee

Article 40. The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of ~~two (~~2~~)~~ independent Directors.

Adjustments to reflect the new committee nomenclature and wording improvement.

Sole Paragraph. The People Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the compensation policy and other benefits of the Company and its controlled companies;

Sole Paragraph.              The People and Sustainability Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;

Sole Paragraph.              The People and Sustainability Committee shall:

a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company ~~and its controlled companies~~;

Adjustments to (i) reflect the new Committee nomenclature and its responsibilities; (ii) allow the Committee to focus on Company-related aspects; and (iii) include a new Committee assignment related to monitoring sustainability issues and compliance with the proposed actions and goals.

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b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; and

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans.

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders’ Meeting, and propose the individual compensation of the Board of Executive Officers;

c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers; ~~and~~

d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and

e) carry out diligence and supervise the steps and goals proposed by the management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.

Section III – Strategy Committee Article 41. The Strategy Committee shall be comprised entirely of Directors and its duties shall be as follows.	Section III – Investments Committee Article 41. The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	Section III – ~~Strategy~~ Investments Committee Article 41. The ~~Strategy~~ Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	Adjustments to reflect the new nomenclature of the Committee.

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Sole Paragraph. The Strategy Committee shall be responsible for advising the Board of Directors and its duties shall be as follows:	Sole Paragraph. The Investments Committee shall be responsible for the following duties:	Sole Paragraph. The Strategy Investments Committee shall be responsible for advising the Board of Directors and its the following duties ~~shall be as follows~~:	Adjustments to reflect the new nomenclature of the Committee and wording improvement.

(a) drafting and monitoring the Company’s strategic plans and budgets;

(b) to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and

(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.

(a) to evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and operations.

(a) ~~drafting and monitoring the Company’s strategic plans and budgets~~ to evaluate and recommend the Company’s relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and

(b) ~~to provide its opinion on, and monitor, the Company’s strategic partnerships and main investments, as provided in the Investment Policy; and~~ to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and operations.

~~(c) to provide its opinion on the capital allocation strategy and on the management of the Company’s portfolio, including mergers and acquisitions.~~

Adjustment to align the Committee's role in evaluating significant investments and merger and acquisition operations, as well as in the Company's capital allocation strategy.

CHAPTER VIII

Fiscal Council

Article 42.              The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Law 6,404/76, shall be comprised of three (3) members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of one (1) year, with reelection being permitted.

CHAPTER VIII

Fiscal Council

Article 42.              The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law.  The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.

CHAPTER VIII

Fiscal Council

Article 42.              The Company’s Fiscal Council shall be non-permanent and, when installed by the Shareholders’ Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of ~~three (~~3~~)~~ members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of ~~one (~~1~~)~~ year, with reelection being permitted.

Wording adjustments.

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§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.

N/A
§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of such meetings in the Company’s records.	N/A

§ 3º              The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3º              The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

§ 3º              The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.

N/A

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43.              A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43.              A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

CHAPTER IX

Tender Offers

Section I – Sale of a Controlling Interest

Article 43.              A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.

N/A

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Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent eighteen (18) months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph.              The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent ~~eighteen (~~18~~)~~ months, restore the minimum percentage of outstanding shares as per the New Market Regulation.

Wording adjustment.

Section II – Acquisition of Relevant Interest

Article 44.              Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing twenty percent (20%) or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding six (6) months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 44.              Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.

Section II – Acquisition of Relevant Interest

Article 44.              Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person (“Purchaser of a Relevant Interest”), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing ~~twenty percent (~~20%~~)~~ or more of its capital stock (“Relevant Interest”), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding ~~six (~~6~~)~~ months, adjusted pursuant to the SELIC Rate.

Wording adjustments.

§1º              The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within forty-eight (48) hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within thirty (30) days from the date of the notice mentioned in item (a) of this Paragraph.

§1º              The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.

§1º              The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within ~~forty-eight (~~48~~)~~ hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within ~~thirty (~~30~~)~~ days from the date of the notice mentioned in item (a) of this Paragraph.

Wording adjustments.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
§2º For purposes of calculating the limit of twenty percent (20%) set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2º For purposes of calculating the limit of ~~twenty percent (~~20%~~)~~ set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	Wording adjustments.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for effects of such calculation, treasury shares held by the Company.

N/A
§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	N/A

Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market

Article 45.              The Company’s deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.

Wording adjustment,

46

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	Article 46. The Company’s withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide by the rules set forth in the New Market Regulation.	N/A

Article 47.              As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the

New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 47.              As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

Article 47.              As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company’s voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:

N/A
a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Law 6,404/76 and the applicable CVM Regulations; and	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	Wording adjustment.
b) holders of interests in excess of one-third (1/3) of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of ~~one-third (~~1/3~~)~~ of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	Redrafting adjustment.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.

N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 48.              Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)              on first call with the attendance of shareholders representing, at least, two-thirds (2/3) of all shares outstanding; or

b)              on second call with any number of holders of outstanding shares in attendance.

Article 48.              Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)              on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or

b)              on second call with any number of holders of outstanding shares in attendance.

Article 48.              Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders’ Assembly, to convene:

a)              on first call with the attendance of shareholders representing, at least, ~~two-thirds (~~2/3~~)~~ of all shares outstanding; or

b)              on second call with any number of holders of outstanding shares in attendance.

Wording adjustment.
Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in attendance at the Shareholders’ Meeting.	N/A

Article 49.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 49.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Article 49.              A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.

Wording adjustment.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.

N/A

CHAPTER X

Arbitration Court

Article 51.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Law 6,385/76, Law 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 51.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

CHAPTER X

Arbitration Court

Article 51.              The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76~~, Law~~ and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.

Wording adjustments.
CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st.	CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.	CHAPTER XI Fiscal Year Article 52. The fiscal year begins on January 1st and ends on December 31st of each year.	N/A

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes

Article 53.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, five percent (5%) of the net profit will be allocated to the legal reserve, up to the limit of twenty percent (20%) of the capital stock.

§ 1º The remaining profit will have the following destination:

Article 53.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

§ 1º The remaining profit will have the following destination:

Article 53.              After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, ~~five percent (~~5%~~)~~ of the net profit will be allocated to the legal reserve, up to the limit of ~~twenty percent (~~20%~~)~~ of the capital stock.

§ 1º The remaining profit will have the following destination:

Wording adjustments.
a) twenty-five percent (25%) for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; and;	a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	a) ~~twenty-five percent (~~25%~~)~~ for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed; ~~and;~~ 	Wording adjustment.

b)              by proposal of the managing bodies, up to seventy-five percent (75%) for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of one hundred percent (100%) of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed one hundred percent (100%) of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

b)              by proposal of the managing bodies, up to ~~seventy-five percent (~~75%~~)~~ for creating an investment reserve, aimed at protecting the integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of ~~one hundred percent (~~100%~~)~~ of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed ~~one hundred percent (~~100%~~)~~ of the capital stock and, once such limit is reached, the shareholders’ meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and

Wording adjustments.

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Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.	N/A

§ 2º              The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2º              The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

§ 2º              The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders’ Meeting, declare interim dividends to the account of retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.

N/A
§ 3º Dividends not claimed within three (3) years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3º Dividends not claimed within ~~three (~~3~~)~~ years from the date they were made available to the shareholders shall be forfeited to the Company.	Wording adjustment.

CHAPTER XII

Miscellaneous

Article 54.              The Company shall be liquidated as provided for by law, and the  Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 54.              The Company shall be liquidated as provided for by law, and the  Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

CHAPTER XII

Miscellaneous

Article 54.              The Company shall be liquidated as provided for by law, and the  Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.

N/A

Article 55.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

Article 55.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

Article 55.              The minutes of the Shareholders’ Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.

N/A

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Exhibit II - Financial statements referring to the fiscal year ended on December 31, 2023, including (i) the Management Report of the fiscal year ended on December 31, 2023; (ii) Report from our Independent Auditors and (iii) Opinion from our Fiscal Council

To access Ultrapar’s Financial Statements for the year ended on December 31, 2023, please click here.

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Exhibit III – Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form

2.1 – Comments on:

Introduction

The following comments should be read together with our consolidated financial statements, filed with the CVM on February 28th, 2024 the notes thereto, and other financial information included elsewhere in this document.

The Extrafarma and Oxiteno sale agreements were signed in May and August 2021, respectively, according to the Material Notices disclosed at that time. As of December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and therefore it is no longer included in Ultrapar's discontinued operations and results as of this date. The sale of Extrafarma was concluded on August 1st, 2022, and its results up to that date are shown within discontinued operations.

For the purposes of this document, references to Ultrapar refer only to continuing operations. However, to allow comparability with previous periods, in some sections of this report the Company's pro forma financial information are mentioned, that is, the data considers the sum of continuing and discontinued operations.

 a.                       General financial and equity conditions

Company overview

Ultrapar holds 86 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy, mobility and logistics infrastructure segments through Ultragaz, Ipiranga and Ultracargo.

  Ultragaz: pioneer company and leader in the distribution of LPG in Brazil, it is a reference in innovation in the sector and has been expanding its offer of energy solutions for its customers. It serves 60 thousand business customers and more than 10 million households, through a network that already exceeds 6 thousand resellers, in a safe, efficient and sustainable way.
  Ultracargo: the leading company in the sector of independent liquid bulk storage terminals in Brazil, it is present in the country’s inland and main ports with modern terminals to store and handle different products, such as fuels, biofuels, chemicals, corrosives and vegetable oils.
  Ipiranga: one of the largest fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of almost 6 thousand service stations, in addition to 1.5 thousand AmPm stores, the largest convenience store franchise in Brazil.

Overview of the 2023 fiscal year

2023 was another year of important progress for Ultrapar. Despite the volatility and uncertainties, our three main businesses, Ipiranga, Ultragaz and Ultracargo, reached record results, with a highlight to the continued growth of Ultragaz and Ultracargo and the significant profitability recovery of Ipiranga, through the refinement of pricing, higher engagement with the resellers network, progress on supply, logistics and trading and debugging of service stations with low potential.

The strong operational cash flow allowed the Company to achieve the lowest financial leverage in the last 15 years and regain its investment grade rating from the Standard & Poors’ credit rating agency.

We invested R$ 1.9 billion in expansion and maintenance of our businesses. We concluded the acquisitions of Stella and NEOgás, which marked Ultragaz's entry into the renewable electricity and compressed natural gas segments, expanding the options for providing energy solutions and leveraging its capillarity, commercial strength, and brand. We also concluded the acquisitions of a 50% stake in Opla, an ethanol terminal located in Paulínia (state of São Paulo), and of a Ipiranga's base in Rondonópolis (state of Mato Grosso). Moreover, we announced the construction of the first liquid bulk terminal in Tocantins, marking Ultracargo’s inland expansion and positioning the company as an integrated logistics solutions provider.

Continuing with our transformation agenda, in April, we underwent an important renewal of the Board of Directors for the term of 2023 to 2025, combining members who were already part of the Management, preserving the knowledge of the businesses and of Ultrapar, with new members who brought relevant and complementary experiences to build the Company’s future.

At the same time, we made progress in our ESG journey, making public commitments to the 2030 goals, an intrinsic part of the Company's strategic planning.

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We ended 2023 with net revenues of R$ 126 billion and recurring EBITDA of R$ 5.6 billion, 41% higher than in 2022, due to the record results of our three main businesses, even after the deconsolidation of Oxiteno and Extrafarma. The Company's net income was R$ 2.5 billion, a record level, of which R$ 713 million were distributed as dividends to shareholders.

As previously highlighted, the reduction of our financial leverage, which went from 1.7x in December 2022 to 1.1x in December 2023, turns the Company even more capable of seeking investment opportunities with good returns and aligned with the strategic planning. We emphasize that there are receivables related to the divestments totaling approximately R$ 0.9 billion which are not considered in this calculation.

We also announced our investment plan for 2024, which totals R$ 2.7 billion and exceeds the amount invested in 2023 by 37%, with around 55% allocated to expansion projects at Ipiranga, Ultragaz and Ultracargo, in addition to the maintenance and safety of the operational units.

b.                       Capital structure

The Company’s subscribed and paid-up capital stock as of December 31, 2023 was R$ 6,621.8 million, comprising of 1,115,212,490 common shares with no par value. In February 2024, 191,778 new common shares were issued as a result of the partial exercise of the subscription warrants from the acquisition of Extrafarma, approved by the Extraordinary General Shareholders’ meeting of January 31st, 2014. As a result, the Company’s capital stock is now divided into 1,115,404,268 common shares with no par value.

Ultrapar ended 2023 with a total net debt of R$ 6,121.4 million, comprising of a gross debt of R$ 11,768.0 million, leases payable of R$ 1,523.9 million and cash and financial investments of R$ 7,170.6 million, a decrease of R$ 567.8 million in relation to the total net debt of 2022.

As of December 31, 2023, Ultrapar’s equity was R$ 14,029.8 million, resulting in a total net debt to equity ratio of 44%.

(R$ million)	2023	% of equity
Gross debt	11,768.0	84%
Leases payable	1,523.9	11%
Cash and financial investments	7,170.6	51%
Total net debt	6,121.4	44%

c.                       Capacity to honor our financial obligations

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash flow generated from our operations, and (iii) financing.

In addition to these sources of liquidity, there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024) and (ii) of Extrafarma (R$ 183 million, monetarily adjusted by CDI + 0.5% p.a. since August 2022, to be received in August 2024). These amounts are recorded in the “Trade receivables - sale of subsidiaries” line in the balance sheet of our consolidated financial statements.

We believe that these sources are sufficient to meet our current funding requirements, which include, but are not limited to, working capital, investments, amortization of debt and payment of dividends.

The table below presents a summary of the financial liabilities and leases payable as of December 31, 2023 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed in the balance sheet.

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(R$ million)	Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest	2,363.3	4,870.6	3,258.0	2,918.1	13,410.0
Derivative financial instruments	673.0	752.1	387.6	61.3	1,874.1
Trade payables	4,682.7	-	-	-	4,682.7
Trade payables – reverse factoring	1,039.4	-	-	-	1,039.4
Leases payables	418.5	550.0	337.7	1,003.7	2,309.8
Financial liabilities of customers	18.7	343.9	-	-	362.6
Contingent consideration	-	-	112.2	-	112.2

d.                       Funding sources used for working capital and investments in non-current assets

Ultrapar has resources to meet its cash needs by means of a combination of cash generated from operating activities and cash generated from financing activities, including new financing of debts and refinancing of some of the debts when they become due.

e.                       Funding sources for working capital and investments in non-current assets to be used in the event of liquidity shortfalls

We had no liquidity shortfalls in 2023. We believe that Ultrapar has own resources and operational cash generation sufficient to finance its working capital and investments estimated for 2024. In addition, if necessary, we have access to third party financing resources.

f.                         Indebtedness level and debt profile

For more information on indebtedness levels and the characteristics of the Company's debts, see note 15 to our 2023 consolidated financial statements.

Our gross debt was R$ 11,750.4 million as of December 31, 2022 compared to R$ 11,768.0 million as of December 31, 2023. Our short-term debt was equivalent to 29% of our gross debt for the year ended December 31, 2022, compared to 17% for the year ended December 31, 2023.

The table below shows the breakdown of our gross debt as of December 31, 2023:

Loans (R$ million)	Index/ Currency	Has a cross-default clause(1)	Weighted average financial charges in 2023	Amount of principal and interest accounted for
Foreign currency – denominated loans:
Notes in the foreign market	US$	Yes	5.3%	3,694.3
Foreign loan	US$	Yes	4.6%	970.2
Foreign loan	US$	No	6.4%	48.3
Foreign loan	JPY	Yes	1.3%	439.9
Foreign loan	EUR$	No	4.4%	126.2

Brazilian Reais – denominated loans:
Debentures – CRA	IPCA	Yes	5.1%	3,434.3
Debentures – Ultracargo Logística and Tequimar Vila do Conde	IPCA	Yes	4.1%	556.7
Bank credit note	DI	Yes	109.4%	552.4
Debentures – CRA	R$	Yes	11.2%	539.9
Debentures – CRA	DI	Yes	0.7%	488.3
Agribusiness certificate of credit rights	DI	Yes	108.6%	201.8
Debentures – Ultracargo Logística	R$	Yes	6.5%	87.8
Research and projects financing (FINEP)	TJLP(2)	No	1.0%	1.3
Total loans				11,141.3
Currency and interest-rate hedging instruments result(3)				626.7
Gross debt				11,768.0

¹ For more information on the terms of the cross-default clauses, see Item 2.f.iv. Any restrictions imposed on the issuer, especially related to indebtedness limits and contracting of new debts, distribution of dividends, disposal of assets, issuance of new securities and disposal of controlling equity stake, and whether or not the issuer has been in compliance therewith.

² TJLP (Long-term Interest Rate) = set by the National Monetary Council, the TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On December 31, 2023, TJLP was fixed at 6.55% p.a.

³ Accumulated losses (see note nº 27.g to our 2023 consolidated financial statements).

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For more information on the composition, movement and maturity of the Company’s debt, see note 15.a to our 2023 consolidated financial statements.

i.                             Relevant loan and financing contracts

Notes in the foreign market

As of December 31, 2023, Ultrapar had R$ 3.7 billion in debt related to the issuance of notes in the foreign market, mark-to-market, all issued by Ultrapar International. For more information, see note 15.e to our 2023 consolidated financial statements.

Foreign loans

As of December 31, 2023, Ultrapar had R$ 1.6 billion in debt related to external financing, mark-to-market, issued by Ultragaz and Iconic. For more information, see note 15.f to our 2023 consolidated financial statements.

Debentures

As of December 31, 2023, Ultrapar had R$ 5.1 billion in debt related to the issuance of debentures, mark-to-market. Out of this amount, R$ 4.5 billion and R$ 0.6 billion were owned by Ipiranga and Ultracargo, respectively. For more information, see note 15.d to our 2023 consolidated financial statements.

For more information on our debt profile, hedging derivative financial instruments, risks and financial instruments, see notes 15 and 27 to our 2023 consolidated financial statements.

Leases payable

As of December 31, 2023, Ultrapar had R$ 1.5 billion in leases payable. For more information, see note 12.b to our 2023 consolidated financial statements.

ii.                           Other long-term relationships with financial institutions

In addition to the relationships mentioned in items 2.1.f.i. Relevant loan and financing contracts and 2.1.g. Limits of use of contracted loans and financing, Ultrapar maintains long term relationships with financial institutions in connection with the ordinary course of the businesses, such as the payroll of its employees, credit and collection, acquisition, payments and currency and interest rate hedging instruments.

iii.                         Subordination level of debts

The financings do not have collateral as of December 31, 2023, and have guarantees and promissory notes in the amount of R$ 10,966.9 million as of December 31, 2023.

Ultrapar and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 103.6 million as of December 31, 2023.

iv.                          Any restrictions imposed on the issuer, especially related to indebtedness limits and contracting new debts, distribution of dividends, disposal of assets, issuance of new securities and disposal of a controlling equity stake, and whether or not the issuer has been in compliance therewith

As a result of issuing notes in the foreign market, Ultrapar and its subsidiaries are required to perform certain obligations, including:

•	Restrictions on sale of all or almost all of the assets of Ultrapar and its subsidiaries Ultrapar International and Ipiranga;
•	Restriction of encumbrances on assets exceeding US$ 150.0 million (equivalent to R$ 726.2 million on December 31, 2023) or 15% of the value of consolidated tangible assets.

Ultrapar and its subsidiaries are in compliance with the commitments required by this debt. The restrictions imposed on Ultrapar and its subsidiaries are usual in operations of this nature and have not limited their ability to conduct their businesses so far.

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All issuances by Ultrapar and its subsidiaries, which make up 100% of its gross debt, have cross-default clauses, as detailed in Item 2.f. It is worth mentioning that the clauses in the financing raised by the subsidiaries Iconic, in the amount of R$ 174.4 million, and NEOgás, in the amount of R$ 1.2 million, do not affect other Ultrapar contracts. We also clarify that the cross-default of each of the contracts is subject to the specific terms, conditions, and limits of each contract.

g.                       Limits of use of contracted financing and percentages already used

Not applicable.

h.                       Main changes in each term of the financial statements and cash flow

Main changes in the consolidated statements of income for the year ended December 31, 2023 compared with the year ended December 31, 2022

	Year ending December 31, 2023	% net revenues from services	Year ending December 31, 2022	% net revenues from services	∆(%) 2023 vs 2022
Net revenues from sales and services	126,048.7	100%	143,634.7	100%	(12%)
Costs of products sold and services provided	(116,730.5)	93%	(136,276.3)	95%	(14%)
Gross profit	9,318.2	7%	7,358.4	5%	27%
Sales, general and administrative expenses	(4,271.4)	3%	(3,676.5)	3%	16%
Other operating income, net	(602.9)	0%	(514.5)	0%	17%
Results from disposal of assets	121.9	0%	169.3	0%	(28%)
Operating income	4,565.9	4%	3,336.8	2%	37%
Financial result	(999.1)	1%	(1,469.2)	1%	(32%)
Income and social contribution taxes	(1,060.9)	1%	(341.5)	0%	211%
Share of profit (loss) of subsidiaries, joint ventures and associates	11.9	0%	12.2	0%	(2%)
Net income from continuing operations	2,517.8	2%	1,538.2	1%	64%
Net income from discontinued operations	-	N/A	301.9	N/A	N/A
Net income	2,517.8	N/A	1,840.1	N/A	37%
Net income attributable to:
Shareholders of Ultrapar	2,439.8	N/A	1,800.8	N/A	35%
Non-controlling interests in subsidiaries	78.0	N/A	39.2	N/A	99%

Overview of sales volume

	2023	2022	∆ (%) 2023 vs 2022
Ultragaz (000 tons)	1,738.0	1,706.2	2%
Ultracargo (m³ sold - 000 m³)	15,707.0	13,589.2	16%
Ipiranga (000 m³)	23,105.1	23,069.8	0%

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Ultragaz’s sales volume in 2023 increased 2% compared to 2022, as a result of a 6% growth of sales in the bulk segment, mainly due to higher sales to industries, while the bottled segment remained stable.

The m³ sold by Ultracargo in 2023 increased 16% compared to 2022, due to the startup of operations in Opla and the higher handling of fuels in Santos, Itaqui and Vila do Conde.

Ipiranga’s sales volume in 2023 remained stable compared to 2022, with a growth of 2% in the Otto cycle and a drop of 1% in diesel, influenced by a strategy of lowering sales in the spot market.

Net revenues

(R$ million)	2023	2022	∆(%) 2023 vs 2022
Ultragaz	10,670.8	11,483.4	(7%)
Ultracargo	1,015.6	867.1	17%
Ipiranga	114,374.6	131,338.0	(13%)
Ultrapar¹	126,048.7	143,634.7	(12%)
¹ Ultragaz, Ultracargo and Ipiranga information are presented on a deconsolidated basis

Ultrapar recorded net revenues of R$ 126,048.7 million in 2023, a decrease of 12% compared to 2022, due to lower revenues of Ipiranga and Ultragaz.

Ultragaz’s net revenues decreased 7% in 2023, due to LPG cost reductions, partially offset by higher sales volume. At Ultracargo, net revenues grew 17% in 2023, as a result of spot sales, higher m³ sold and higher tariffs. Ipiranga’s net revenues decreased 13% in 2023, due to the pass-throughs of fuel cost reductions, reflecting the drop in international prices.

Costs of products sold and services provided

(R$ million)	2023	2022	∆(%) 2023 vs 2022
Ultragaz	8,485.2	9,446.4	(10%)
Ultracargo	355.8	340.6	4%
Ipiranga	107,929.7	126,569.5	(15%)
Ultrapar¹	116,730.5	136,276.3	(14%)

¹ Ultragaz, Ultracargo and Ipiranga information are presented on a deconsolidated basis

Ultrapar's costs of products sold and services provided were R$ 116,730.5 million in 2023, a decreased of 14% compared to 2022, due to the cost reductions at Ipiranga and Ultragaz.

Ultragaz's costs of products sold decreased 10% in 2023, due to LPG cost reductions, attenuated by higher costs with freight and the positive effect of R$ 333 million in extraordinary tax credits in 2022. Ultracargo's costs of services provided increased 4% in 2023, due to higher costs with personnel (collective bargaining agreement), insurance and maintenance. Ipiranga's costs of products sold decreased 15% in 2023, as a result of reduced fuel costs, partially offset by the higher record of extraordinary tax credits in 2022 (R$ 563 million in 2023 and R$ 638 million in 2022).

Gross profit

Ultrapar registered gross profit of R$ 9,318.2 million in 2023, a 27% increase compared to 2022, mainly due to the increase in gross profit of the three main businesses, particularly the improvement of margins at Ipiranga.

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Sales, general and administrative expenses

(R$ million)	2023	2022	∆ (%) 2023 vs 2022
Ultragaz	924.7	833.4	11%
Ultracargo	178.7	146.9	22%
Ipiranga	2,814.4	2,381.4	18%
Ultrapar	4,271.4	3,676.5	16%

Ultrapar recorded sales, general and administrative expenses of R$ 4,271.4 million in 2023 an increase of 16% compared to 2022, due to the impact of inflation in 2023, in addition to specific effects on each of the businesses.

At Ultragaz, sales, general and administrative expenses increased 11% in 2023, due to higher personnel expenses (increase in headcount as a result of the acquisitions, in addition to collective bargaining agreement and variable compensation, in line with the progression of results), freight and higher sales commissions. Ultracargo's sales, general and administrative expenses increased 22% in 2023, resulting from higher personnel expenses (mainly variable compensation, in line with the progression of results, and collective bargaining agreement), in addition to advisory and consultancy expenses related to expansion projects. At Ipiranga, sales, general and administrative expenses grew by 18% in 2023, resulting from higher personnel expenses (variable compensation, in line with the progression of results, and collective bargaining agreement), marketing and provisions for contingencies and for doubtful accounts.

Depreciation and amortization

Total depreciation and amortization costs and expenses in 2023 were R$ 1,753.7 million, up 15% compared to 2022, due to higher investments made in the last twelve months and higher amortization of contractual assets at Ipiranga.

Other operating results

The other operating results line registered a negative R$ 602.9 million in 2023, a worsening of R$ 88.3 million compared to 2022, due mainly to higher costs with carbon tax credits and the lower constitution of extemporaneous tax credits, both at Ipiranga.

Results from disposal of assets

The results from disposal of assets line totaled R$ 121.9 million in 2023, a reduction of R$ 47.4 million compared to 2022, mainly due to the elimination of the sale of Ipiranga's Rondonópolis base to Ultracargo in 2023.

Operating income

Ultrapar registered an operating income of R$ 4,565.9 million in 2023, 37% higher than 2022, due to the effects described above.

Financial result

Ultrapar reported net financial expenses of R$ 999.1 million in 2023, compared to net financial expenses of R$ 1,469.2 million in 2022, mainly reflecting the lower net debt and the positive one-off result of R$ 131.3 million from mark-to-market of hedges in 2023 compared to the negative one-off result of R$ 384.3 million in 2022.

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Net income from continuing operations

Net income from continuing operations totaled R$ 2,517.8 million in 2023, an increase of 64% compared to 2022, mainly due to the higher results of the three main businesses and the lower net financial expenses.

Net income from discontinued operations

Due to the divestments of Oxiteno and Extrafarma and the subsequent deconsolidation of their results in April and August 2022, respectively, no net income from discontinued operations was recorded in 2023.

Net income

As a result, Ultrapar’s net income was R$ 2,517.8 million in 2023, an increase of 37% compared to 2022.

Main changes in the statements of cash flows for the year ended December 31, 2023 compared with the year ended December 31, 2022

We reported a cash flow generated from continuing operations of R$ 3,849.8 million in 2023, compared to R$ 1,974.1 million in 2022, due to the higher operational result of the businesses and lower investment in working capital, as a result of fuel price reductions, partially offset by the reduction of R$ 1.6 billion in the draft discount balance in 2023.

Cash consumed by investment activities of continuing operations was R$ 1,021.6 million in 2023, compared to a generation of R$ 8,123.3 million in 2022, mainly due to the conclusion of the divestments of Oxiteno and Extrafarma in 2022.

In 2023, the cash consumption from financing activities of continuing operations was R$ 2,494.4 million, R$ 4,237.3 million lower than 2022, mainly due to the repurchase of debt securities in the international market in 2022.

As a result, the cash and cash equivalents balance totaled R$ 5,925.7 million in 2023.

2.2 - Comments on:

a.    Company’s operating results, especially:

        i.     Description of major components of revenues

In 2023, more than 90% of consolidated net revenues of Ultrapar was generated by Ipiranga and Ultragaz. Therefore, the main components of these revenues come from diesel, gasoline, ethanol, and LPG sales. See “Item 2.2.c. Relevant effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial results”.

       ii.     Factors that materially affected operating results

See “Item 2.1.h. Main changes in each term of the financial statements and cash flow”.

b.   Relevant changes in revenues attributable to introduction of new products and services and changes in volumes, prices, exchange rates and inflation

See “Item 2.1.h. Main changes in each term of the financial statements and cash flow” and “Item 2.2.c. Relevant effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial results”.

c.   Relevant effect of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer’s operating and financial results

Distribution of liquefied petroleum gas (LPG)

In November 2019, after a change in its pricing policy, Petrobras ended the price differentiation for bottled and bulk segments, and both were converted into a single price.

In recent years, Petrobras' pricing policy has followed international parity prices. The table below shows Petrobras' adjustments for LPG over the last three years:

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% Petrobras LPG prices adjustments
Jan-21	6.0%
Feb-21	5.0%
Mar-21	5.0%
Apr-21	5.0%
Jun-21	6.0%
Jul-21	6.0%
Oct-21	7.0%
Mar-22	16.2%
Apr-22	-5.6%
Sep-22	-10.4%
Nov-22	-5.3%
Dec-22	-9.7%
May-23	-21.1%
Jul-23	-3.9%

Any sharp fluctuation in LPG prices may impact Ultragaz's results if it is unable to pass through the costs or if the sales volume is impacted by higher prices. In addition, LPG bulk sales are correlated to economic growth, and thus, an acceleration or deceleration of the Brazilian GDP growth can affect Ultragaz's total sales volume. According to ANP data, total volume grew by 1% in 2023, due to the increase of 5% in the bulk segment, driven by the country's economic growth, partially offset by the 1% drop in the bottled segment, due to lower market demand.

Fuel distribution business

In 2022, oil prices showed high volatility, as a result of uncertainties regarding the supply of derivatives, mainly due to the conflict between Russia and Ukraine. During this period, Petrobras maintained its price adjustment policy for diesel and gasoline linked to the international market, and the Brazilian government took measures to reduce fuel costs, such as exemptions from federal taxes and reductions in state taxes.

In 2023, Petrobras announced the adoption of a new policy that, in addition to considering the international market, takes into account domestic references, such as the alternative cost for the customer and the marginal value for the company.

The charts below show the changes in the acquisition prices, by distributors, for gasoline and diesel at Petrobras refineries.

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Source: Petrobras, Nymex, Bacen and Argus. Import parity prices are referenced in prices of the port of Paranaguá.

The volume sold of gasoline and ethanol (Otto cycle) is mainly influenced by the circulating fleet of light vehicles, which, according to Anfavea data, registered approximately 2 million new vehicles licensed in Brazil in 2023. The volume of diesel is correlated to the performance of the Brazilian economy, mainly in the agricultural and consumer goods segments.

The increase in fuel consumption may positively affect the volume sold by Ipiranga and its results. According to ANP data, the fuel distribution market (gasoline, ethanol, and diesel) showed a growth of 5% compared to 2022, with an increase of 6% in the Otto cycle and 4% in diesel.

Effects of inflation over operating costs and expenses

Ultrapar’s operating costs and expenses are substantially in Reais, thus influenced by the general price levels in the Brazilian economy. In 2023, 2022 and 2021, the variation of IPCA (Consumer Prices Index), the index adopted by the Brazilian government to set inflation targets, was 4.6%, 5.8% and 10.1%, respectively.

Financial result

Ultrapar's net financial result mainly includes interest income and expenses on financial investments and financing and exchange rate variation. Therefore, the main impacts and risks of exchange and interest rates are described in the sections below.

Exchange rate

Most of Ultrapar's operations, through its subsidiaries, are located in Brazil and, therefore, the reference currency for the risk management of currency is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. Ultrapar considers as its main currency exposures the changes in assets and liabilities in foreign currency. Ultrapar and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company’s income and cash flows in Brazilian Reais within the exposure limits of its Policy. Such exchange hedging instruments have amounts, periods and rates substantially equivalent to those of assets, liabilities, receipts and disbursements in foreign currencies to which they are related. Assets and liabilities in foreign currencies, converted to Brazilian Reais on December 31, 2023, are stated below:

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(R$ million)	12/31/2023
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	371.5
Foreign trade receivables, net of allowance for expected credit losses	84.9
Other receivables	715.9
Other assets of foreign subsidiaries	152.4
1,324.6
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and negative goodwill of notes in the foreign market	(5,297.0)
Payables arising from imports	(1,730.4)
(7,027.4)
Balance (gross) of foreign currency hedging instruments	5,309.1

Net liability position - total	(393.7)
Net liability position - effect on statement of income	(382.9)
Net liability position - effect on equity	(10.9)

Sensitivity analysis of assets and liabilities in foreign currency

The table below shows the effects of exchange variation in different scenarios, based on the net liability position of R$ 393.7 million in foreign currency on December 31, 2023:

R$ million	Risk	Base
		Scenario
Effect on statement of income	Real devaluation	(7.9)
Effect on equity	Real devaluation	(0.2)
	Net effect	(8.2)
Effect on statement of income	Real appreciation	7.9
Effect on equity	Real appreciation	0.2
	Net effect	8.2

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Interest rate risk

Ultrapar and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of Ultrapar and its subsidiaries are primarily held in transactions linked to the DI, as set forth in note 4 to our 2023 consolidated financial statements. Borrowings primarily relate to financing from debentures and borrowings in foreign currency funding, as shown in note 15 to our 2023 consolidated financial statements. Ultrapar seeks to maintain most of its financial assets and interest liabilities at floating rates.

The financial assets and liabilities exposed to floating interest rates on December 31, 2023 are shown in the table below:

R$ million	Note	12/31/2023
DI
Cash equivalents	4.a	5,476.7
Financial investments	4.b	82.6
Trade receivables - sale of subsidiaries	5.c	208.5
Loans and debentures	15	(1,242.5)
Liability position of foreign exchange hedging instruments - DI	27.g	(4,629.5)
Liability position of pre-fixed interest instruments + IPCA - DI	27.g	(3,938.2)
Net liability position in DI		(4,042.4)
TJLP
Loans and financing - TJLP	15	(1.3)
Net liability position in TJLP		(1.3)
Total net liability position exposed to post-fixed interest		(4,043.7)

Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating interest rates on December 31, 2023, Ultrapar used the market curves of the benchmark indexes (DI and TJLP) as the base scenario.

The table below shows the incremental expenses and income that would have been recognized in the financial result, if the market curves of floating interest rates at the base date were applied to the average balances of the current year, due to the effect of the floating interest rates.

R$ million	Risk	Likely scenario
Exposure of floating interest rate
Interest effect on cash equivalents and financial investments	Decrease in DI(1)	(0.8)
Interest effect on debt in DI	Decrease in DI(1)	17.5
Effect on income of short positions in DI of debt hedging instruments	Decrease in DI(1)	123.7
Incremental revenues/(expenses)		140.4
Effect on interest of debt in TJLP	TJLP decrease	0.0
Incremental expenses		0.0

¹ The annual base rate used was 13.04% and the sensitivity rate was 10.82% according to reference rates made available by B3, proportional to the 12 month period to sensitivity analysis

2.3 - Comments on:

a.     Changes in accounting practices that have resulted in significant effects on the information included in fields 2.1 and 2.2

There are no IFRS standards, amendments and interpretations issued by the IASB which are effective and that could have significant impact on the financial statements as of December 31, 2022 and 2023 that have not been adopted by Ultrapar.

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b.     Modified opinions and emphases of matters present in the auditor's opinion

None.

2.4 - Comments on material effects that the events below have caused or are expected to cause on the issuer’s financial statements and results:

a.     Introduction or disposal of operating segment

Not applicable.

b.     Establishment, acquisition or sale of ownership interest

Conclusion of NEOgás acquisition by Ultragaz

On November 21, 2022, Ultrapar, through its subsidiary Ultragaz, signed a contract to acquire all shares of NEOgás. The transaction was approved by CADE and closed on February 1, 2023. The acquisition value is R$ 165.0 million.

The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment, and additionally, NEOgás is an ideal platform to enable opportunities for biomethane distribution. This transaction reinforces Ultragaz's strategy to expand the offering of energy solutions to its industrial customers, leveraging its capillarity, commercial strength and brand.

Conclusion of OPLA acquisition by Ultracargo

On April 19, 2023, Ultrapar, through its subsidiary Ultracargo, signed a contract to acquire a 50% stake in Opla, owned by Copersucar, with the closing taking place on July 1, 2023. The transaction value is R$ 237.5 million.

The acquisition marks Ultracargo's entry into the interior liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan.

Acquisition of Serra Diesel Transportador Revendedor Retalhista

On May 21, 2023, Ultrapar, through its subsidiary Ultrapar Empreendimentos Ltda., signed a contract to acquire 60% of the shares of Serra Diesel Transportador Revendedor Retalhista Ltda. The transaction was completed on September 1, 2023.

The acquisition complements Ultrapar's activities in the distribution of liquid fuels.

c.     Unusual events or transaction

Not applicable.

 2.5. - If the issuer has disclosed, during the last fiscal year, or wishes to disclose in this form, non-accounting measurements, such as EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) or EBIT (Earnings Before Interest and Taxes), the issuer must:

    Inform the amount of the non-accounting measurements

(R$ million)	2023

Net cash (debt)¹	(6,121.4)

¹ Considers leases payable of R$ 1,523.9 million

b.      Reconcile the amounts disclosed with the amounts in the audited financial statements
(R$ million)	2023

Cash and cash equivalents	5,925.7
Financial investments and derivative financial instruments – current	292.9
Financial investments and derivative financial instruments – non-current	951.9
Loans, financing, debentures, hedge derivative financial instruments and leases payable – current	(2,304.7)
Loans, financing, debentures, hedge derivative financial instruments and leases payable – non-current	(10,987.3)

Net cash (debt)	(6,121.4)

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c.      Explain the reason why the issuer understands that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Net cash (debt)

The disclosure of information about net cash (debt) aims to present an overview of the debt and financial position of the Company. Net cash (debt) equals cash, financial investments and the asset position of current and non-current hedge derivative financial instruments minus loans, financing, debentures, liability position of hedge derivative financial instruments, and current and non-current leases payable.

Net cash (debt) is not a measure of financial performance or liquidity under the accounting practices adopted in Brazil or IFRS. Ultrapar uses, in the management of its businesses, net cash (debt) as a way to evaluate its financial position. It is believed that this measure works as an important tool to periodically compare the Company's financial position, as well as to base certain management decisions, which is why it is considered important to include it in the Reference Form. However, these non-accounting measures are not indicators of financial performance in accordance with accounting practices, they do not have standardized meanings and methodologies, and they may not be directly comparable with metrics of the same or similar name published by other companies due to different calculation methodologies or items that may be subject to interpretation. Although non-accounting measures are frequently used by market investors and the Management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

2.6. Identify and comment on any event after the reporting period of the last financial statements for the closing fiscal year that substantially change them

The authorization for issuance of Ultrapar's consolidated financial statements for the year ended December 31, 2023 was given by the Board of Directors on February 28th, 2024. Below is a list of events that occurred between the two dates.

Issuance of shares

On February 28, 2024, the Company’s Board of Directors confirmed the issuance of 191,778 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the Extraordinary General Meeting of the Company held on January 31, 2014. The share capital of the Company is now represented by 1,115,404,268 common shares, all of which are registered and without par value. The issuance of shares resulting to partial exercise of subscription warrants do not generate increase of share capital value, since the entirety of Extrafarma’s assets was already reflected in Ultrapar's financial position on the act of incorporation of shares.

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2.7 - Comments on the allocation of the social results, indicating:

a.     Rules on retained income

According to Ultrapar's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 19th, 2023, once the balance sheet and the financial statements for the year have been prepared and after deducting the accumulated losses, the provision for income tax payment and, if applicable, the provision for management’s profit sharing, 5% of the net income will be set aside to form the legal reserve, until it reaches 20% of the capital stock. The remaining profit will have the following allocation:

  25% for the payment of mandatory dividend to shareholders, deducted by semiannual or interim dividends that may have already been declared;
  by proposal of the management bodies, up to 75% for the constitution of the investment reserve, aimed at protecting the integrity of the Company´s social heritage and strengthen its capital, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the General Shareholders’ Meeting shall determine the allocation of the surplus through an increase of the capital stock or in dividends distribution; and
  the balance will be allocated according to the resolution adopted at the General Shareholders’ Meeting, which will take into account the Board of Directors’ proposal.

The allocation of the amounts not only to the legal reserve, but also to the investments statutory reserve in accordance with article 194 of the Brazilian Corporate Law and article 53.b of the Company's Bylaws, will be submitted to the approval of the shareholders at the Annual and Extraordinary General Shareholders' Meeting to be held on April 17th, 2024, in order to preserve the integrity of social heritage and strengthen the Company's capital, allowing new investments

i.      Amounts of retained earnings

As of December 31, 2023, the Company retained R$ 122.0 million as legal reserve and R$ 1.6 billion as statutory reserve for investments. The Company has not retained any amount as a retained earnings reserve. Additionally, the Company did not have any amount in tax incentive reserve, contingency reserve, and unrealized profit reserve.

ii.     Percentages in relation to total reported income

     Legal reserve: 5%
     Statutory reserve: 66%
     Retained earnings reserve: N/A

 b.          Rules on dividend distribution

Ultrapar declares and pays dividends and/or interest on equity, in accordance with the Brazilian Corporate Law and its Bylaws. The Board of Directors may approve the distribution of dividends and/or interest on equity, calculated based on the Company's annual or semiannual financial statements or financial statements for shorter periods. The amount of any distributions will depend on a number of factors, such as the Company's financial situation, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters that the Board of Directors and shareholders may consider relevant.

According to the rules mentioned above contained in the Company's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 19th, 2023, the Company must distribute to the shareholders a minimum mandatory dividend equivalent to 25% of the net income remaining after forming the legal reserve.

c.           Frequency of dividend distributions

Within the first four months following the end of each fiscal year, the shareholders meet in an Annual General Shareholders’ Meeting to deliberate, among other matters, on the allocation of net income calculated in the year and the distribution of dividends to the shareholders. In 2023, Ultrapar distributed dividends on March 3rd (related to the second half of 2022) and on August 25th (related to the first half of 2023).

Furthermore, Ultrapar distributed dividends on March 15th, 2024, as a complement to the amount already distributed in August 2023.

Ultrapar usually adopts the practice of semiannual distribution of dividends. In this case, the interim dividends are paid after the presentation of the second quarter financial statements and the remainder is paid after the presentation of the annual financial statements.

According to the current legislation, dividends not claimed within three years are reverted to the Company.

d.          Any restrictions on dividend distribution imposed by legislation or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions

The distribution of dividends will be subject to the limits set by the Brazilian Corporate Law, both quantitatively and regarding the frequency of its distribution, and the mandatory dividend will be equivalent to at least 25% of the adjusted net income, under the terms of the Bylaws and the Brazilian Corporate Law.

The distribution of dividends above the established minimum level depends on cash management parameters, in light of investment opportunities and debt reduction and their respective financial costs.

e.      If the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval and, if the issuer discloses the policy, the locations on the internet where the document can be found

The Company does not have a formally approved policy for net income allocation. However, article 53 of its Bylaws approved at the Annual and Extraordinary General Shareholders’ Meeting of April 19th, 2023 establishes that 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

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2.8 – Description of relevant items not shown in the issuer's financial statements, indicating:

                     Assets and liabilities held by the issuer, whether directly or indirectly, which are off-balance sheet items, such as:

      i.     Receivables portfolios written off, over which the entity has not retained nor substantially transferred the risks and rewards of ownership of the asset transferred, indicating the respective liabilities

Not applicable.

       ii.     Future purchase and sale of products or services contracts

Not applicable.

       iii.     Unfinished construction contracts

Not applicable.

       iv.    Other future financing agreements

Not applicable.

b.                     Other off-balance sheet arrangements

Not applicable.

2.9 - Comments on off-balance sheet items in item 2.8

                      How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer’s financial statements

Not applicable.

b.                    Nature and purpose of the transaction
Not applicable.
c.                     Nature and amount of obligations assumed by and rights conferred upon the issuer due to the transaction
Not applicable.
68

2.10 - Discussion on the main elements of the issuer’s business plan, specifically exploring the following topics:

a.                        Investments

i.                               Quantitative and qualitative description of the investments in progress and the estimated investments

In 2023, Ultrapar's investments, net of divestments and receipts, totaled R$ 1.9 billion, a 6% increase compared to 2022, due to higher investments across all businesses.

Ultragaz invested R$ 411.7 million, directed mainly towards equipment installed in new customers in the bulk segment, acquisition and replacement of bottles, maintenance of existing operations and information technology.

At Ultracargo, R$ 331.8 million were invested, directed towards the acquisition of the Rondonópolis base from Ipiranga, projects for higher efficiency, maintenance and operational safety of the terminals and the payment of the grant of Vila do Conde terminal.

At Ipiranga, R$ 1,143.2 million were invested, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 411.1 million refer to addition to fixed and intangible assets and R$ 768.1 million to contractual assets with customers (exclusive rights). These amounts were reduced by the receipt of R$ 36.1 million of installments from the financing granted to customers, net of releases.

For 2024, the investment plan, net of divestments, totals R$ 2.7 billion.

The approved limit for investments in expansion is 47% higher than 2023, mainly in greater capital allocation to Ultragaz and Ultracargo.

Investments in expansion of Ipiranga will be mainly directed to branding service stations and expanding logistics infrastructure.

At Ultragaz, investments in expansion are focused on continuously capturing new customers in the bulk segment, on revitalizing and opening points of sale, on projects aimed at optimizing operations and on expanding into new energy solutions.

Ultracargo's investments will be mainly focused on the construction of the railway branch at Opla, on increasing the installed capacity of the Itaqui, Santos and Rondonópolis terminals, on building the Palmeirante terminal and on paying the grant of Vila do Conde terminal.

The portion of investments focused on maintenance will be directed to the sustaining of the operating units, and mainly includes investments in assets’ maintenance, renewal of service stations and points of sale, operational safety and information technology (with a focus on Ipiranga’s systems).

ii.                             Sources of financing investments

For more details on the investment financing sources, see “Item 2.1.d. Funding sources used for working capital and investments in non-current assets” and “Item 2.1.e. Funding sources for working capital and investments in non-current assets to be used in the event of liquidity shortfalls”.

iii.                            Relevant divestments in progress and planned divestments

There are no relevant divestments in progress or planned.

b.                        Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer’s production capacity

There are no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

c.                        New products and services

         i.       Description of research in progress already disclosed

         ii.      Total amounts spent by the issuer on research to develop new products or services

         iii.     Disclosed projects under development

         iv.      Total amounts spent by the issuer to develop new products or services

Ultrapar

The companies in the portfolio maintain their own structures and teams dedicated to innovation, research and development, being Ultrapar responsible to foster an innovation culture and identify potential synergies between businesses through its leaders and specific events for innovation themes with multi-business impact. In 2023, for instance, Ultrapar held an in-person event on artificial intelligence as part of the Ultra Innovation Talks series, designed for the key leaders of the Company, featuring lectures and practical case presentations from companies in the portfolio. Additionally, leveraging from its larger scale and knowledge, Ultrapar, through its venture capital fund (UVC Investimentos), evaluates startups and innovative companies for potential investments in operations that may be complementary or have disruptive potential in relation to its businesses, and has made 10 investments in the last three years.

69

Ultragaz

Ultragaz launched, in October 2023, the Ultragaz Open Innovation Channel with the aim of approaching potential partners who support its evolution journey, focusing on four pillars: (i) safety, (ii) efficiency, productivity and sustainability, (iii) customer experience and (iv) energy in agribusiness. Ultragaz was also recognized as one of the organizations that most develops innovations with startups through the 100 Open Startups platform. In addition to its presence in the TOP 100 Open Corps 2023 general ranking, Ultragaz ranked fifth in the Oil and Gas category. On the digitalization front, Ultragaz made partnership with abastece aí, a company connected to the Ipiranga’s ecosystem, which started to offer Ultragaz’s products in its app, with a cashback guarantee.

The Ultragaz app surpassed the 5 million downloads mark and recorded 300% growth in sales compared to 2022. The last mile app AmigU, which directs the order to the nearest delivery person and allows the consumer to track delivery in real time, ended the year with more than 5 thousand registered delivery personnel, while MAP (Meu Aplicativo Parceiro), which provides solutions to improve financial and operational management of resellers, training (including in ESG) and promotional materials, had a 94% usage rate from resellers, with 92% of supply orders made through it. In relation to the portfolio of solutions, Ultragaz has invested in self-service machines called Ultragaz 24 hours, which offer more practicality and agility to customers in the bottled segment when purchasing P-13 bottles and ended the year operating in around 20 cities in the states of São Paulo, Minas Gerais, Rio de Janeiro, Paraná and Rio Grande do Sul.

Ultracargo

Ultracargo has intensified its investments in technology and innovation in recent years, mainly with the implementation of the SOUL system (Ultracargo’s Operations System), an operational management model that aims at the continuous evolution of processes and operational optimization, and with the digital transformation of systems and processes of the company. With these systems in operation at the Aratu (state of Bahia), Itaqui (state of Maranhão), Rio de Janeiro (state of Rio de Janeiro), Santos (state of São Paulo), Suape (state of Pernambuco) and Vila do Conde (state of Pará) terminals, Ultracargo ended 2023 with an average productivity (measured in tons per operator) 23% higher and with a 22% reduction in the average road loading time compared to 2020. One of the technologies available at the terminals are product loading pump sensors, which monitor any inappropriate behavior in the equipment, such as excess temperature or vibration. A platform that uses artificial intelligence resources analyzes the data collected by the sensors and triggers alerts in real time, reducing the occurrence of operational stoppages for maintenance. Besides that, to guarantee the integrity of assets and strengthen the safety of operations, the buried pipeline inspection project was concluded, using non-destructive technology that allows the pipeline to be inspected without excavation based on the analysis of the metal's magnetic memory. This solution provides accurate data on possible damage to pipes, which allows the time and cost to carry out inspection to be reduced by more than 50%, when compared to the traditional method.

Ipiranga

Ipiranga launched, in 2023, its new purpose “Abastecer a Vida em Movimento” (“Fueling life on the go”) and the evolution of its brand, including its new visual identity. With the process, the new layout of the service stations was created, which provides a more fluid and complete experience for consumers, integrating physical and digital journeys and other brands in the Ipiranga’s ecosystem. The new model reduces implementation and maintenance costs for resellers by around 30% and presents solutions that decrease the use of natural resources. The opening of the first service station in the new format, in April in the city of São Paulo, was the moment chosen by Ipiranga to launch the Ipimax line, which combined Ipiranga's quality with the new additive fuel technology. In its versions for gasoline, diesel and ethanol, Ipimax presents a 3% to 6% higher yield compared to traditional fuels and reduces the need for vehicle engine maintenance. Ipiranga also became the first company in the country to offer R5 diesel additive, which contains 5% of vegetable oil in its composition, in addition to the mandatory blend of biodiesel. For resellers and franchisees, Ipiranga continued to invest in the evolution of the Conecta platform, an unified management tool (runway, AmPm and Jet Oil) integrated to Ipiranga’s products and services available in the Ipiranga Partner Program (PPI), ensuring greater operational efficiency, financial security, agility in service, cost optimization and increased revenues for business partners. Ipiranga was once more recognized in the TOP 100 Open Corps 2023 general ranking and occupied the fourth position in the Retail and Distribution category. The use of data science has undergone a great evolution at Ipiranga, turning the decision-making process more robust, contributing to significant advances in pricing and increasing customer satisfaction.

d.                        Opportunities included in the issuer's business plan related to ESG matters

Sustainability is intrinsic to the strategic planning of Ultrapar and its businesses.

In 2024, Ipiranga should advance on its ESG strategy primarily through the efficient logistics pillar. Ipiranga is a major distribution platform for biofuels and the Company sees many opportunities in this industry, given that ethanol should increase its presence in the energy matrix in the future.

Ultragaz's strategy is focused on opportunities for new uses of LPG and growth through energy diversification (besides LPG), investing in energy transition, eco-efficient operations and in the value chain. The company has already started this diversification journey by investing in renewable energies, with the acquisitions of Stella and NEOgás.

The record results presented by Ultracargo in recent years are connected to its strategy of capacity expansion, operational efficiency, safety and productivity gains, and opportunities associated with energy transition. The company is preparing itself and looking for alternatives to expand to inland operations, such as the acquisition of a 50% stake in Opla, the largest independent terminal of ethanol in Brazil, located in Paulínia (state of São Paulo), and the acquisition of the Rondonópolis base (state of Mato Grosso), increasing its share in biofuels handling, especially ethanol, linked to Brazil's potential to lead the transition to a low-carbon economy.

2.11 - Comments on other factors that have materially influenced operational performance and that have not been identified or commented on in the other items of this section

No other relevant factors influenced the Company's performance in 2023.

70

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2023

1. Inform net income for the fiscal year¹	2,439,796

2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared
Total amount	713,482
Amount per common share (R$) - Interim dividends	0.25
Amount per common share (R$) - Complementary dividends	0.40

3. Inform the percentage of distribution of the net income for the fiscal year	29%

4. Inform the total amount of dividends and dividends per share based on the net income of previous years
Total amount	-
Amount per common share (R$) - Interim dividends	-

5. Inform, deducting prepaid dividends and interest on equity declared:

a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common share	-

b. Form and term of dividend and interest on equity payments	-
Form of payment	-
Payment term	-

c. Any levy of monetary restatement and interest on dividends and interest on equity	-

d. Date of the declaration of payment of dividends and interest on equity taken into account to identify shareholders entitled to receive it	-

6. In the event of dividends or interest on equity declared based on net income with respect to semiannual balance sheets or shorter periods

a. Inform the total amount of dividends or interest on equity already declared	273,798

b. Inform the date of the respective payments	08/25/2023

7. Provide a comparative table indicating the following values per share of each type and class

a. Net income for the fiscal year and for the three previous years²
Amount per common shares (R$) - 12.31.2023	2.23
Amount per common shares (R$) - 12.31.2022	1.65
Amount per common shares (R$) - 12.31.2021	0.78
Amount per common shares (R$) - 12.31.2020	0.82

b. Dividends and interest on equity distributed in the three previous years
12.31.2022	559,519
Amount per common share (R$) - Interim dividends³	0.41
Amount per common share (R$) - Complementary dividends	0.10

12.31.2021	403,970
Amount per common share (R$) - Interim dividends	0.20
Amount per common share (R$) - Complementary dividends	0.17

12.31.2020	479,748
Amount per common share (R$) - Interim dividends	-
Amount per common share (R$) - Complementary dividends	0.44

71

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2023

8. If there is destination of income to the legal reserve

a. Identify the amount allocated to legal reserve	121,990

b. Detail the method for the calculation of the legal reserve	Article 193 - Brazilian Corporate Law: Of the net income for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the capital stock. Article 53 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock.

9. If the company has preferred shares entitled to receive fixed or minimum dividends

a. Describe the method for calculation of fixed or minimum dividends	-

b. Inform whether the net income for the fiscal year is sufficient to fully pay fixed or minimum dividends	-

c. Identify if any unpaid portion is cumulative	-

d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares	-

e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares"	-

10. With respect to the mandatory dividend

a. Describe the method for calculation set forth in the bylaws	Article 53 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors’ and executive officers’ annual profit sharing, 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock. §1 The remaining profit will have the following destination: a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed.

b. Inform if the dividend is being fully paid	Yes

c. Inform the amount eventually retained	-

11. In the event of retained mandatory dividend due to the company’s financial condition

a. Inform the retained amount	-

b. Describe, in details, the company’s financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-

c. Justify why dividends were retained	-

12. In the event of allocation of income to the contingency reserve

a. Identify the amount allocated to the reserve	-

b. Identify any probable loss and the reason therefore	-

c. Explain why the loss is considered probable	-

d. Justify the establishment of the reserve	-
72

Exhibit IV - Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2023

13. In the event of allocation of income to the unrealized profit reserve

a. Identify the amount allocated to the unrealized profit reserve	-

b. Inform the nature of unrealized profits which originated the reserve	-

14. In the event of allocation of income to statutory reserve4

a. Describe the statutory clauses which establish the reserve	Article 53 - Bylaws - item b)

b. Identify the amount allocated to the reserve5	1,606,431

c. Describe how the amount was calculated	At the proposal of the management bodies, up to 75% of adjusted net income may be used to create an investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the Shareholders’ Meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends.

15. In the event of retention of income under the capital budget

a. Identify the amount retained	-

b. Provide a copy of the capital budget	-

16. In the event of allocation of income to the tax incentive reserve

a. Identify the amount allocated to the reserve	-

b. Explain the nature of the allocation	-

1 Net income of Ultrapar's shareholders.
2 Number of shares used for the calculation does not include shares held in treasury of the Company and considers the following issuances approved in the Company's Board of Directors meetings: (i) 2,108,542 common shares on February 19, 2020, (ii) 86,978 common shares on August 12, 2020, (iii) 70,939 common shares on February 24, 2021, (iv) 31,032 common shares on August 11, 2021, (v) 43,925 common shares on February 23, 2022, (vi) 21,472 common shares on August 3, 2022, (vii) 31,211 common shares on February 15, 2023, (viii) 8,199 common shares on August 9, 2023, and (iv) 191,778 common shares on February 28, 2024.
3 With income tax withholding at a rate of 15%, net interest on equity was R$ 0.35060 per share, except for corporate shareholders that are proven to be immune or exempt.
4 Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law.
5 Includes the realization of the revaluation reserve, net of income tax and social contribution, of R$ 60 thousand and write-off of prescribed dividends of R$ 2,048 thousand.
    .
73

Exhibit V – Information regarding the candidates for the Fiscal Council appointed or supported by the management, pursuant to items 7.3 to 7.6 of the Reference Form and to the New Market Regulation
7. Annual General Shareholders’ Meeting (“AGM”) and Management

7.3.              Information about the candidates for the Fiscal Council appointed or supported by the management

Fiscal Council

Name	Date of birth	Profession	CPF or passport number	Gender	Skin color	Elective position to be held	Expected election and investiture date	Term of office	Other positions held in the issuer	Will be elected by the Controller	Consecutive terms	Date of the first term
Flavio Cesar Maia Luz	07/27/1951	Engineer	636.622.138-34	Male	White	Member of the Fiscal Council (effective)	04/17/2024	Up to 2025 AGM	See table below	No	3	2021 AGM
Márcio Augustus Ribeiro	12/27/1954	Engineer	006.211.088-80	Male	White	Member of the Fiscal Council (alternate)	04/17/2024	Up to 2025 AGM	See table below	No	17	2007 AGM
Élcio Arsenio Mattioli	06/23/1970	Accountant	094.477.978-65	Male	White	Member of the Fiscal Council (effective)	04/17/2024	Up to 2025 AGM	See table below	No	1	2023 AGM
Pedro Ozires Predeus	05/04/1944	Accountant	005.474.508-00	Male	White	Member of the Fiscal Council (alternate)	04/17/2024	Up to 2025 AGM	See table below	No	18	2006 AGM
Marcelo Gonçalves Farinha	02/22/1965	Insurance professional	063.750.328-73	Male	White	Member of the Fiscal Council (effective)	04/17/2024	Up to 2025 AGM	See table below	No	1	2023 AGM
Luiz Claudio Moraes	01/12/1962	Economist	024.878.528-10	Male	White	Member of the Fiscal Council (alternate)	04/17/2024	Up to 2025 AGM	See table below	No	0	N/A

The Company informs that all members now appointed to the Fiscal Council are considered independent members, pursuant to article 162 and paragraphs of the Brazilian Corporate Law.

74

l. Main professional experiences over the last 5 years

❖     Fiscal Council (effective members)

Flavio Cesar Maia Luz

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Chairman of the Fiscal Council (2021 – current) Coordinator of the Audit and Risks Committee (2019 – 2021) Chairman of the Fiscal Council (2005 – 2019)	Group operating in energy, mobility and logistics infrastructure	Yes
Fertilizantes Heringer S.A.	Member of the Board of Directors and Audit Committee Coordinator (2022 – current)	Engagement in the formulation of basic and special fertilizers	No
Livetech Indústria e Comércio S.A.	Member of the Board of Directors and Audit Committee Coordinator (2021 – current)	Technology company for data communication, security, energy and automation infrastructure	No
Serena Energia S.A. (old Omega Geração S.A.)	Member of the Audit Committee (2021 – current)	Company in the energy segment	No
CTC – Centro de Tecnologia Canavieira	Member of the Audit Committee (2021 – current)	Company operating in the development and integration of disruptive technologies in the sugar-based energy industry	No
Ser Educacional S.A.	Member of the Board of Directors and Coordinator of the Audit Committee (2010 – current)	Conglomerate of universities and educational institutions dedicated to higher education, postgraduate and technical courses	No
Linx S.A.	Chairman of the Fiscal Council (2018 – 2021)	Company dedicated to the production and management of softwares and payment methods for retail	No
Dexco S.A. (old Duratex S.A.)	Chairman of the Fiscal Council (2018 – 2019)	Industry producing wood panels and building materials	No
Marcopolo S.A.	Member of the Board of Directors (2016 – 2018)	Industry dedicated to the production of bus bodies, in Brazil and abroad	No
Itaúsa S.A.	Member of the Fiscal Council (2014 – 2020)	Holding company operating in the financial and industrial sector	No
CTEEP S.A.	Member of the Fiscal Council (2012 – 2020)	Company operating in the energy transmission segment	No
Brasanitas Empresa Brasileira de Saneamento Ltda.	Member of the Advisory Board (2012 – current)	Company operating in the facilities services sector	No

75

Élcio Arsenio Mattioli

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Fiscal Council (2023 - current)	Group operating in energy, mobility and logistics infrastructure	Yes
Ultraprev - Associação de previdência complementar	Member of the Fiscal Council (2017 – current)	Supplementary pension association	No
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Administration and Control Officer (2014 – 2022)	Pharmaceutical retail company	No*

* As announced to the market through a Material Notice on August 1st, 2022, Ultrapar Participações S.A. concluded the sale of Imifarma Produtos Farmacêuticos e Cosméticos S.A. to Pague Menos S.A.

Marcelo Gonçalves Farinha

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Member of the Fiscal Council (2023 - current)	Group operating in energy, mobility and logistics infrastructure	Yes
HMOBI Participações S.A.	Alternate member of the Fiscal Council (2022 – 2023)	Company in the infrastructure sector	No
Federação Nacional das Empresas de Capitalização	CEO (2019-2022)	Insurance, social security, and capitalization	No
Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização (CNSeg)	Vice-president (2019 – 2022)	Insurance, social security, and capitalization	No
Brasilcap Capitalização S.A.	Commercial Director (2020 – 2022) Chief Executive Officer (2019 – 2020) Administrative, Financial, Risks and Control Officer (2017 – 2019)	Capitalization company	No

❖     Fiscal Council (alternates members)

Márcio Augustus Ribeiro

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2007 – current)	Group operating in energy, mobility and logistics infrastructure	Yes

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Pedro Ozires Predeus

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
Ultrapar Participações S.A.	Alternate member of the Fiscal Council (2006 – current)	Group operating in energy, mobility and logistics infrastructure	Yes
ABRASCA – Associação Brasileira de Companhias Abertas	Evaluator of the ABRASCA Award for the Best Annual Report (2012 – 2022)	Non-profit association for the defense of publicly traded companies	No
Instituto Brasileiro de Governança Corporativa IBGC	Associate member (2004 – current)	Activities of member organizations related to education, culture, art and defense of social rights	No
Alma Clínica de Doenças Nervosas S/S Ltda.	Financial Administrative Officer (2013 – current)	Family medical clinic	No

Luiz Claudio Moraes

Company	Position	Main activity of the company	Company is part of the issuer’s economic group or is controlled by a shareholder that holds a direct or indirect stake equal to or greater than 5%
BB Seguros	Member of the Elegibility Committee (2017 - atual) Coordinator and member of the Audit Committee (2017 – current)	Engagement in insurance and supplementary retirement plans	No
FIEP – Federação das Indústrias do Estado do Paraná	Startups Advisor (2022 – current)	Entity of the Paraná industry	No
CEB – Companhia Energética de Brasília	Alternate member of the Fiscal Council (2023 – current)	Engagement in the electric sector in the Midwest region of Brazil	No
Tupy	Member of the Fiscal Council (2021 – 2023)	Manufacturer of high-complexity cast iron	No
SERPRO - Serviço Federal de Processamento de Dados	Member of the Audit Committee (2018 – 2020)	Public company providing information technology services in Brazil	No
Embraer	Alternate member of the Fiscal Council (2016 – 2019)	Manufacturer of commercial, executive, agricultural, and military aircrafts	No

m. Events that occurred during the last 5 years in relation to:
  any criminal conviction
  any conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, and the penalties applied any final and unappealable conviction, in the judicial sphere or subject to a final administrative decision, which has suspended or disqualified him/her from carrying out any professional or commercial activity of any kind

The members of the Fiscal Council presented in this document informed the Company that there was no criminal conviction, conviction in an administrative proceeding by the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance, or any other judicial or administrative conviction that has suspended or disqualified them for the professional practice and/or commercial activities.

77

7.4.         Provide the information mentioned in item 7.3 in relation to the members of the statutory  committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory

The candidates for positions on the Fiscal Council do not hold a position in any other body or committee of the Company or its subsidiaries.

7.5.         Marital relationship, stable union or kinship up to the second degree between:

a. the issuer’s management

None.

b. (i) the issuer’s officers and directors and (ii) the officers and directors of any of the issuer’s subsidiaries, whether direct or indirect

None.

c. (i) The issuer or its subsidiaries’ officers and directors, whether direct or indirect and (ii) the issuer’s direct or indirect controlling shareholders

Not applicable.

d. (i) the issuer’s officers and directors, and (ii) the officers and directors of any of the issuer’s controlling shareholders, whether direct or indirect

None.

7.6.         Relationships of subordination, provision of services or control maintained, in the last 3 fiscal years, between the issuer's management and:

a. company directly or indirectly controlled by the issuer, except for those in which the issuer directly or indirectly holds a stake equal to or greater than 99% (ninety-nine percent) of the share capital

None.

b. direct or indirect controlling shareholders

None.

c. if material, any supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or the subsidiaries of any of the foregoing

None.

78

Exhibit VI – Information about the management compensation, under the terms of item 8 of the Reference Form

8 - Management Compensation

8.1. - Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

  Purpose of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for approving it, the date of its approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

The purpose of Ultrapar’s Corporate Executive Compensation Policy is to establish compensation principles and criteria for the Company’s managers, members of the Board of Directors and Fiscal Council, ensuring the application of a competitive compensation strategy aligned with the best market practices and with the interests of Ultrapar’s shareholders and other stakeholders.

The main elements of such compensation policy and practices adopted by Ultrapar for its management bodies are (i) to align executives’ and shareholders’ interests based on a philosophy of shared risks and rewards and a long-term value generation view; (ii) to cause goals to converge to the Company’s long-term strategy and sustainability; (iii) to foster autonomy with accountability, recognizing distinguished performance and reinforcing meritocracy; and (iv) to be competitive vis-a-vis the relevant market, enabling attraction and retention of the best professionals to manage the Company. In line with these principles, Ultrapar embraces a competitive compensation plan that includes use of financial, operational and value creation metrics to establish variable compensation targets, benefits in line with market practices, and a long-term stock-based incentive program.

Ultrapar’s Corporate Executive Compensation Policy was approved by the Board of Directors on December 4, 2019, and has been periodically reviewed. The latest revision was approved by the Board of Directors in February 2024 after analysis and recommendation by the People Committee. The document is available at the Company’s website (ri.ultra.com.br), under the ‘Governance / Bylaws, Codes and Policies’ section, and at the Brazilian Securities and Exchange Commission’s website (www.cvm.gov.br)

b. Practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and Executive Officers, indicating:

  The issuer’s bodies and committees that take part in the decision-making process, identifying in what way they participate
  Criteria and methodology used to set individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies
  How often and in what manner does the Board of Directors review the suitability of the issuer’s compensation policy

Ultrapar carries out annual studies and analyses of the management's compensation under the purview of the People Committee, which also reviews the parameters and the guidelines of the Corporate Executive Compensation Policy and other benefits allocated to the management. After making changes as needed, the Committee prepares compensation proposals for submission to the Board of Directors.

The Company’s studies aim to ensure the competitiveness of the compensation for the Board of Directors and the Statutory Executive Officers and adopt market surveys as a reference. To this end, the market selected by one or more specialized external consultants is considered, as defined by the People Committee, including peer companies to Ultrapar (considering origin of capital, size, complexity, activity and reputation for compensation practices).

79

c. Compensation breakdown, indicating:

  Description of the several elements that make up compensation, including, in relation to each of them, the following:
  Its purposes and alignment with the issuer’s short, medium and long-term interests

Ultrapar’s compensation policy and practices are intended to provide short and long-term alignment with the interests of shareholders and with the Company’s continuity. Short and long-term variable compensation, which make up a significant portion of total compensation of the Executive Officers, is tied to growth targets for results and economic value-added, in line with shareholders’ interests. Variable compensation also directs their focus to the strategic plan approved by the Board of Directors. Short-term variable compensation is linked to annual growth targets of financial results and priority matters for the Company (through individual targets). To strengthen the commitment to the ESG agenda, since 2022, all executive officers have in their short-term incentives, goals related thereto, which represent 1/3 of their individual goals. The stock-based incentive plan turns executives into shareholders of the company and is a strong element for aligning interests and generating long-term value.

Board of Directors

  Fixed compensation:
   Fixed fees paid in cash: a fixed monthly amount considering the global compensation approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of the board members, attempting to maintain compatible levels with the compensation of board members of Ultrapar’s peer companies. The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions.
     Fixed fees in shares: according to the changes approved at the Annual and Extraordinary General Shareholders' Meeting held on April 19, 2023 regarding the remuneration model of the Board of Directors, part of the fixed compensation of the members of the board will be converted into shares, in a single grant at the beginning of the term of office, with a vesting period for the period of the term and lockup period of 2 years after the transfer of the shares. Furthermore, the agreements for the grant of these shares shall include the malus clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the director unlawfully.
    Fees for participation in statutory committees: an additional monthly amount equivalent to 1/3 of board members’ monthly fees, consisting of the two portions above. Board members acting as committee coordinators shall earn a monthly amount equivalent to 50% of a board member’s fixed fees. If a member of the Board of Directors is appointed to more than one committee, the monthly compensation amount shall be limited to 50% of a board member’s fixed fees, regardless of the position held in the committee. The Chairman of the Board of Directors is not entitled to additional compensation for participation in committees. Fees for participation in statutory committees will not be reflected in the calculation of the number of shares to be granted at the beginning of the term.
     In addition to the fees, the Company shall bear the respective social security contributions, when applicable.
     Board members who are also part of the Company’s Executive Board shall only be compensated for the position they hold in the Executive Board.
  Variable compensation: members of the Board of Directors are not eligible for variable compensation.

Fiscal Council

  Fixed compensation:
     Fixed fees: a monthly amount approved by the General Shareholders’ Meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmark parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members due to the higher responsibility inherent to the position.
      In addition to the fees, the Company shall bear the respective social security contributions, where applicable.
  Variable compensation: members of the Fiscal Council are not eligible for variable compensation.

Statutory Executive Officers

  Fixed compensation:
    Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position, and for each professional’s individual contribution and experience, attempting to maintain levels compatible with those of peer companies.
    Direct and indirect benefits: the Statutory Executive Officers’ fixed compensation also includes social security contributions, vacation bonus, 13th month salary, healthcare, life insurance and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices.
  Variable compensation:
     Short-term: its objective is to align the interests of the executives with those of the Company in the pursuit and attainment of annual results This amount shall be linked to financial and non-financial goals, aligned in any case with the Company’s strategic plan approved by the Board of Directors. Since 2022, executives shall consider at least 1/3 of the individual goals related to ESG goals.

   Stock-based compensation: Ultrapar has adopted a regular stock-based compensation since 2003 to foster the Company’s expansion and sustainable results and the attainment of its business goals, sharing value creation, as well as the risks inherent to the business and the stock market, and promoting the alignment of the interests to generate long-term value. An additional benefit of this portion of the compensation is the search for retention of executives and key professionals for the organization. From 2017 up until 2020, two types of programs existed. Upon reviewing the Corporate Executive Compensation Policy approved by the Board of Directors in 2020, a third program class was created, with the same purpose as the others, however including some changes in general conditions, specifically the discontinuation of the usufruct of restricted shares grants made from 2021 onwards.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, a new Stock-based Incentive Plan, similar to the plan approved in 2017, was approved by Ultrapar's shareholders at the which became the reference for devising new stock-based incentive programs. The approval of a new stock-based incentive plan is necessary since the limit of shares to be granted under the plan approved by the Annual and Extraordinary General Shareholders' Meeting of April 19, 2017 has been reached. For the current cycle, the Company has a program with usufruct as from the time of grant.

Furthermore, the long-term incentive agreements for the grant of these shares shall include the malus clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the executive unlawfully.

In addition, since October 2023, the Corporate Clawback Policy is in force, which determines the reimbursement to the Company, by the executives, of the amounts unduly paid in the portion of variable linked to financial metrics. This policy is applied in scenarios where restatements of financial statements indicate differences between the values determined and those actually practiced by the Company. The complete document is available on the Company's website, under the 'Governance / Bylaws, Codes, and Policies' section, and on the CVM website.

Furthermore, starting from April 2024, the Statutory Executive Officers are also subject to the Stock Ownership Guidelines (SOG), which define that executives must maintain a minimum shareholding position, equivalent to (i) at least 5 times the annual fixed remuneration for the Ultrapar CEO or (ii) at least 3 times the annual fixed remuneration for the others Statutory Directors, while serving in their roles at the Company. This demonstrates commitment to the organization's long-term performance and alignment with shareholder interests.

  Post-retirement benefit: to encourage long-term savings, Ultrapar has offered, since 2001, a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of his/her salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 and has periodically reviewed an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.
80

Strategy Committee

  Fixed compensation:
   Committee membership: the members of the Strategy Committee, currently composed only by board members, are entitled to an extra monthly amount equivalent to 1/3 of a board member’s fees. The board member serving as Committee coordinator shall receive a monthly amount equivalent to 50% of a board member’s fees.

Audit and Risks Committee

  Fixed compensation:
   Committee membership: the members of the Audit and Risks Committee, currently composed only by board members, are entitled to an extra monthly amount equivalent to 1/3 of a board member’s fees. The board member serving as Committee coordinator shall receive a monthly amount equivalent to 50% of a board member’s monthly fees.

People Committee

  Fixed compensation:

Committee membership: the members of the People Committee, currently composed only by board members, are entitled to an extra monthly amount equivalent to 1/3 of a board member’s fees. The board member serving as Committee coordinator shall receive a monthly amount equivalent to 50% of a board member’s monthly fees.

Financial Risks Committee

  Fixed compensation:
    Committee membership: the Financial Risks Committee is composed of Ultrapar’s Chief Financial and Investor Relations Officer (“CFO”) and the Administration and Control Officer, who is in charge of the Treasury Department, and a minimum of two other officers at Ultrapar or its subsidiaries, to be designated by the CFO. Members of said committee do not earn any additional compensation for membership in this committee.

 Conduct Committee

  Fixed compensation:
    Committee membership: the Conduct Committee is composed of one external member, who acts as Chairman, and members of Ultrapar’s management, including the Risks, Integrity and Audit Officer. Committee members, with the exception of the external member, do not earn any additional compensation for membership in this committee. The external member earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional’s individual contributions and experience.
81

  Component’s share in the total compensation in the past 3 fiscal years

The following table shows each component’s share of total management compensation in 2023, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	76%	0%	0%	0%	24%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	25%	33%	2%	2%	39%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risks Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

 The following table shows each component’s share of total management compensation in 2022, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	28%	46%	2%	0%	23%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risks Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

 The following table shows each component’s share of total management compensation in 2021, broken down as per item 8.2.

% of the total compensation paid as
Management Body	Fixed compensation	Variable compensation	Post-retirement benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	TotalTotal
Board of Directors	100%	0%	0%	0%	0%	100%
Fiscal Council	100%	0%	0%	0%	0%	100%
Statutory Executive Officers	30%	29%	3%	10%	28%	100%
Strategy Committee	100%	0%	0%	0%	0%	100%
Audit and Risks Committee	100%	0%	0%	0%	0%	100%
People Committee	100%	0%	0%	0%	0%	100%
Financial Risks Committee	0%	0%	0%	0%	0%	0%
Conduct Committee	100%	0%	0%	0%	0%	100%

82

  Calculation and adjustment methodology

Board of Directors

  Fixed compensation: the fixed compensation of members of the Board of Directors is defined based on responsibility and complexity of the position, as well as market surveys of companies of a size, complexity and activities similar to Ultrapar. As of 2023, total compensation relates to the term of office, where part of the fixed compensation is allocated to monthly fees, and part is converted into shares, granted once at the beginning of the term of office, with a vesting period tied to the term of office and an additional lockup period after the vesting. The calculation of the number of shares to be granted will consider the average value of the 30 trading sessions that preceded the grant.

Fiscal Council

  Fixed compensation: the fixed compensation of members of the Fiscal Council is reviewed annually and considers the compensation paid to the Statutory Executive Officers, and market surveys of companies of a size and complexity similar to Ultrapar. Additional details on the elements that make up compensation and their purposes are described in item 8.1.c.i.

Statutory Executive Officers

The Statutory Executive Officers’ fixed and short-term variable compensations consider other companies of a size, complexity and activities similar to Ultrapar, applying a methodology to allocate value to positions in line with factors such as required knowledge, problem-solving capability, and potential impact on results. The sum of the fixed and short-term variable components is intended to maintain competitiveness when compared to the already defined reference market if the agreed targets are 100% reached. Since October 2023, the variable compensation of the Statutory Board is also subject to the Corporate Clawback Policy.

  Fixed compensation: reviewed annually taking market practices into consideration, as identified in salary surveys (considering companies of a size, complexity and activities similar to Ultrapar and its businesses), as well as individual experience and responsibilities evolution. Benefits are aligned with market practices.
  Short-term variable compensation: based on the profit-sharing concept, this component is planned as a salary multiple that varies according to the executive’s level and market reference. It is contingent on the attainment of the Company’s financial targets and individual targets, all in line with the strategic plan as approved by the Board of Directors, representing 70% and 30% of its composition, respectively. Since 2022, executives have at least 1/3 of the individual non-financial goals related to ESG agenda.
  Stock option plan: the amount of shares to be granted to executives is set annually by the Board of Directors. The amount granted in 2023 considers the average share price of the 30 trading sessions preceding the granting of shares. Since 2022, the long-term incentive agreements shall include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully. In 2024, the Stock Ownership Guidelines (SOG) became effective, requiring executives to maintain a portion of their stock-based compensation while performing their duties in the Company.
  Post-retirement benefit: to encourage long-term savings, Ultrapar has since 2001 offered a defined contribution supplementary pension plan managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive’s basic contribution is optional and calculated as a percentage of his/her salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. Furthermore, in addition to contributions to the FGTS system, Ultrapar established in 2010 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. This policy us periodically reviewed. The amount of the post-retirement benefit arising from this policy consists in potential additional compensation upon severance.
83

People Committee

  Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

Strategy Committee

  Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

Audit and Risks Committee

  Membership compensation: set based on a board member’s fees, which in turn are based on market assessments, considering Ultrapar’s peer companies.

Financial Risks Committee

  Membership compensation: members of the Financial Risks Committee do not earn additional compensation for membership.

Conduct Committee

  Membership compensation: members of the Conduct Committee, with the exception of the external member, do not earn additional compensation for membership. The external member earns compensation based on market practices, as discussed above.
  Key performance indicators considered, including, if applicable, those related to ESG purposes
      Fixed compensation: the position’s responsibilities and complexity, the professional’s experience and market practices.
      Short-term variable compensation: (i) annually, EBITDA and operating cash flow targets are set and, as from 2024, EVA® Is set for each business and Ultrapar, in line with the strategic plan approved by the Board of Directors, and (ii) individual goals, the majority of which are tangible and associated with the business’s operating and commercial performance, people development, and project execution, among other objectives, are similarly in line with the strategic plan as approved by the Board of Directors. Since 2022, executives have at least 1/3 (one third) of the individual non-financial goals related to ESG agenda.
      Stock-based incentive plan: performance evolution over time and expected contribution to the Company’s value creation. According to the stock-based incentive plan in force, approved by the General Shareholders’ Meeting held on April 19, 2017, three programs exist, one tied exclusively to executives’ period of permanence with the Company, and the other two covering two equal portions: one contingent on continued ties with the Company, and the other contingent on the attainment of financial targets previously set by the Board of Directors. Since 2020, grants were set based on economic value-added (EVA®), in line with the Company’s strategic plan. The stock-based incentive plan approved at the Extraordinary General Shareholders’ Meeting held on 2023 sets forth new programs, which continue the strategy established previously. For the 2024 cycle, the target of the long-term incentive program will be granted in two parts, with one without not tied to specific goals and the other conditioned to the executives' individual and collective performance, both linked to the period of permanence according to the rules established in the programs.
      Post-retirement benefit: not tied to performance indicators.
84

ii. Reasons supporting the composition of the compensation

The Company’s compensation strategy combines short and long-term elements, and fixed and variable components that are balanced based on the principles of interests’ alignment and competitive compensation. The aim is to retain executives, encourage superior performance, and provide appropriate compensation in line with the responsibilities assigned thereto and the value they create for the Company and its shareholders.

iii. The existence of non-compensated members and supporting reasons

All members of the Board of Directors, Statutory Executive Officers and advisory committees to the Board of Directors earn compensation. On the Board of Directors, the exception is made to members who also hold an executive position, who shall be compensated exclusively for the position as an Executive Officer. Regarding the Fiscal Council, all effective members are compensated. The alternate members do not receive compensation, as they do not hold the positions or exercise any activity in the Company.

Except for the Conduct Committee’s external member, the other members of said committee and all members of the Financial Risks Committee do not earn additional compensation from the Company or its subsidiaries for membership, as it is understood that the compensation received in the original position of each member already includes participation in other management bodies.

d. Existence of compensation supported by subsidiaries, or directly or indirectly controlling shareholders

The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

For the Statutory Executive Officers, part of the compensation is directly recognized by the Company, and the remaining part is supported by its subsidiaries. For a breakdown of amounts supported by each subsidiary and the nature of such payments see item 8.19.

e. Existence of compensation or benefits tied to the occurrence of specific corporate events, such as transfer of the issuer’s controlling equity stake

The long-term incentive programs approved by the Board of Directors until 2020 do not provide for compensation or benefit subject to corporate events. As of 2021, the grants have such compensation or benefit is possible, in conformity with the Corporate Executive Compensation Policy approved by the Board of Directors in December 2020.

85

8.2 – Total compensation of the members of the Board of Directors, Statutory Executive Officers and Fiscal Council
Total compensation estimated for the current fiscal year 2024 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	8.00	5.00	3.00	16.00
Annual fixed compensation	6,384.0	17,170.3	858.0	24.412,3
Salary or fees	4,464.0	13,150.0	858.0	18,472.0
Direct and indirect benefits	0.0	1,384.5	0.0	1,384.5
Participation in committees	1,920.0	0.0	0.0	1,920.0
Others	0.0	2,635.8	0.0	2,635.8
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.
Variable compensation	0.0	15,650.0	0.0	15,650.0
Bonus	0.0	0.0	0.0	0,0
Profit sharing	0.0	15,650.0	0.0	15,650.0
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,426.9	0.0	1,426.9
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	3,113.2	37,276.0	0.0	40,389.3
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.
Total compensation	9,497.2	71,523.3	858.0	81,878.5

86

Total compensation recognized for the fiscal year 2023 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.30	5.30	6.00	20.60
Number of compensated members	8.60	5.30	3.00	16.90
Annual fixed compensation	7,503.3	15,464.6	828.4	23,796.3
Salary or fees	5,581.8	11,620.7	828.4	18,030.9
Direct and indirect benefits	0.0	1,254.2	0.0	1,254.2
Participation in committees	1,921.5	0.0	0.0	1,921.5
Others	0.0	2,589.7	0.0	2,589.7
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.
Variable compensation	0.0	20,871.9	0.0	20,871.9
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	20,871.9	0.0	20,871.9
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,306.4	0.0	1,306.4
Benefits due to the interruption in the exercise of the position	0.0	1,007.0	0.0	1,007.0
Stock-based compensation (including options)	2,334.9	24,285.2	0.0	26,620.2
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.
Total compensation	9,838.2	62,935.1	828.4	73,601.8

87

Total compensation recognized for the fiscal year 2022 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	10.00	6.25	6.00	22.25
Number of compensated members	10.00	6.25	3.00	19.25
Annual fixed compensation	10,267.8	15,752.0	796.4	26,816.2
Salary or fees	8,156.8	12,008.4	796.4	20,961.6
Direct and indirect benefits	0.0	1,176.0	0.0	1,176.0
Participation in committees	2,111.1	0.0	0.0	2,111.1
Others	0.0	2,567.6	0.0	2,567.6
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.
Variable compensation	0.0	25,756.4	0.0	25,756.4
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	25,756.4	0.0	25,756.4
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,331.7	0.0	1,331.7
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0
Stock-based compensation (including options)	0.0	12,859.5	0.0	12,859.5
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.
Total compensation	10,267.8	55,699.5	796.4	66,763.7

88

Total compensation recognized for the fiscal year 2021 – Annual values (in thousands of Brazilian Reais, except for number of members)
	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	11.00	6.22	6.00	23.22
Number of compensated members	11.00	6.22	3.00	20.22
Annual fixed compensation	10,680.6	14,684.7	758.0	26,123.4
Salary or fees	8,509.0	11,196.4	758.0	20,463.5
Direct and indirect benefits	0.0	1,086.2	0.0	1,086.2
Participation in committees	2,171.6	0.0	0.0	2,171.6
Others	0.0	2,402.2	0.0	2,402.2
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.	Does not include estimates of social charges that are the employer's onus, as specified in the Ofício Circular/CVM/SEP/2024.
Variable compensation	0.0	14,297.4	0.0	14,297.4
Bonus	0.0	0.0	0.0	0.0
Profit sharing	0.0	14,297.4	0.0	14,297.4
Compensation for the participation in meetings	0.0	0.0	0.0	0.0
Commissions	0.0	0.0	0.0	0.0
Others	0.0	0.0	0.0	0.0
Description of other variable compensation
Post-retirement benefit	0.0	1,260.5	0.0	1,260.5
Benefits due to the interruption in the exercise of the position	0.0	4,978.3	0.0	4,978.3
Stock-based compensation (including options)	0.0	14,061.0	0.0	14,061.0
Note	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.	Number of members determined as specified in the Ofício Circular/CVM/SEP/2024.
Total compensation	10,680.6	49,282.0	758.0	60,720.7

89

8.3. – Variable compensation recognized in the last 3 fiscal years and the estimated Compensation for the current fiscal year of the Board of Directors, Fiscal Council and Statutory Executive Officers

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
(in thousands of Brazilian Reais, except for number of members)

Estimated number of members in 2024	9.00	5.00	6.00	20.00
Estimated number of compensated members in 2024[1]	Zero	5.00	Zero	5.00
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan[2]	N/A	22,066.5	N/A	22,066.5
Estimated under the 2024 compensation plan, assuming target attainment	N/A	15,650.0	N/A	15,650.0
Recognized amount in 2024	N/A	N/A	N/A	N/A

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2024

² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals

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	Board of Directors	Statutory Executive Officers	Fiscal Council	Total

Number of members in 2023	9.30	5.30	6.00	20.60
Number of compensated members in 2023[1]	Zero	5.30	Zero	5.30
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan[2]	N/A	22,884.3	N/A	22,884.3
Estimated under the 2023 compensation plan assuming target attainment	N/A	16,230.0	N/A	16,230.0
Recognized amount in 2023	N/A	20,871.9	N/A	20,871.9

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2024

² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals

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	Board of Directors	Statutory Executive Officers	Fiscal Council	Total

Number of members in 2022	10.00	6.25	6.00	22.25
Number of compensated members in 2022[1]	0.00	6.25	0.00	6.25
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan[2]	N/A	27,283.5	N/A	27,283.5
Estimated under the 2022 compensation plan assuming target attainment	N/A	19,350.0	N/A	19,350.0
Recognized amount in 2022	N/A	25,756.4	N/A	25,756.4

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2024

² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals

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	Board of Directors	Statutory Executive Officers	Fiscal Council	Total

Number of members in 2021	11.00	6.22	6.00	23.22
Number of compensated members in 2021[1]	0.00	6.22	0.00	6.22
Bonus:
Minimum under the compensation plan	N/A	N/A	N/A	N/A
Maximum under the compensation plan	N/A	N/A	N/A	N/A
Estimated under the compensation plan assuming target attainment	N/A	N/A	N/A	N/A
Recognized amount	N/A	N/A	N/A	N/A
Profit-sharing:
Minimum under the compensation plan	N/A	Zero	N/A	Zero
Maximum under the compensation plan[2]	N/A	21,580.5	N/A	21,580.5
Estimated under the 2021 compensation plan assuming target attainment	N/A	15,305.4	N/A	15,305.4
Recognized amount in 2021	N/A	14,297.4	N/A	14,297.4

¹ Considers only members to whom variable compensation has been allocated, as specified in Ofício Circular/CVM/SEP/2024

² Regarding the portion related to the individual performance, the evaluation is performed between 80% and 120% of the goals achieved. Concerning the portion related to the economic performance, the evaluation considers value creation targets, as measured by EVA. The maximum compensation is calculated based on an achievement of 200% of the economic value generation goals and 120% of the individual goals

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8.4. – Concerning the stock-based compensation plan for the Board of Directors and Statutory Executive Officers, in force in the previous fiscal year and estimated for the current fiscal year, describe:

  General terms and conditions

Ultrapar has since 2003 adopted a stock-based incentive plan under which the executive was granted the usufruct of shares held in treasury, for periods of 5 to 7 years. After this period the ownership of the shares is transferred, provided that the relationship between the executive and the Company or its subsidiaries has not been interrupted. Said plan made its latest grants in 2017, and the vesting periods ended in 2023.

At the Annual and Extraordinary General Shareholders’ Meeting held on April 2017, Ultrapar’s shareholders approved a stock-based incentive plan, which establishes the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 10 years, to officers or staff of the Company or of its subsidiaries. The information with respect to stock-based compensation included in this compensation plan reflects both plans.

At the Annual and Extraordinary General Shareholders’ Meeting to be held on April 2023, a new stock-based incentive plan was approved, which establishes the general terms and conditions for granting Company’s common shares held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership to board members, officers or staff of the Company or of its subsidiaries.

In accordance with the approved plan, the Board of Directors may create programs for granting restricted shares, in which it will deliberate, respecting the terms of the plan, on the beneficiaries of the program, number of shares distributed, vesting, the division of the grant into tranches, eventual restrictions on the effective delivery of shares and provisions on penalties. The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People Committee’s recommendation.

It should be noted that the global volume established in the plan approved in 2017 was fully used. For the new stock-based incentive plan approved in 2023, the total number of shares to be used shall be subject to the availability of such shares held in treasury and shall be limited to 5% of the capital stock on the date of the plan’s approval, which corresponds to 55,760,215 shares. Annually, 1% of the Company's capital stock on April 19, 2023 may be granted.

Ultrapar does not have an active stock option plan.

b. Date of approval and responsible body

The stock-based incentive plans currently in force were approved at the Annual and Extraordinary General Shareholders’ Meetings of April 19, 2017 and April 19, 2023.

c. Maximum number of shares considered

The total number of shares to be used under the stock-based incentive plan approved in 2023 is subject to the availability of such shares held in treasury and limited to 5% with a limit of use of 1% per year of the capital stock on the date of the plan’s approval, which correspond to 55,760,215 shares. The total volume established in the plan approved in 2017 was utilized. For information on shares already awarded to the Company’s statutory executive officers, see Item 8.10.

d. Maximum number of options to be granted

Not applicable.

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e. Conditions for acquisition of shares

Shares are granted to managers in quantities previously set by the Board of Directors, considering the global annual compensation limit approved by the General Shareholders’ Meeting. Considering the plans approved by the Company’s General Shareholders’ Meeting held in 2003, 2017 and 2023, these shares shall remain as treasury shares for a minimum period of 2 years. Securing full ownership over the shares depends on the completion of the period established in each program and the maintenance of the executive’s relationship with the Company or its subsidiaries.

Until 2023, the Corporate Executive Compensation Policy, based on the approved plans, provided for the granting of performance shares, and their transfer shall be contingent on the attainment of the Company’s financial targets over the duration of the vesting period. These shares are not subject to the grant of usufruct. The financial targets involved are previously set by the Board of Directors; from 2020 to 2023, the targets were set based on economic value-added (EVA®). The Corporate Executive Compensation Policy approved by the Board of Directors in February 2024 was amended to solely provide for the granting of restricted shares.

According to the new stock-based incentive plan approved by the Annual and Extraordinary General Shareholders’ Meeting on April 2023, the grants made to members of the Board of Directors are based only on restricted shares.

f.    Criteria for setting the acquisition or exercise price

For more information on the methodology for calculating and adjusting the stock-based compensation plan, see item 8.1.c.i.

g. Criteria for setting the acquisition or exercise period

For more information on the terms of the stock-based compensation plan, see item 8.4.a.

h. Settlement method

Not applicable.

i.    Restrictions to the transfer of shares

For the case of stock-based incentive programs granted to the Statutory Executive Board, shares granted to executives shall remain as Company’s treasury shares for a period from 3 to 10 years, during which executives may or may not enjoy usufruct rights over the shares. After this period and the transfer of full ownership to the executives, the shares may be freely traded, subject to the Stock Ownership Guidelines (SOG) directive in effect as of April 30, 2024. For information on shares already awarded to the Company’s statutory executive officers, see Item 8.10.

The transfer of granted performance shares shall be contingent on the attainment of the Company’s financial goals over the course of the vesting period. If the targets previously set by the Board of Directors are not met, the performance shares shall not be transferred. Executives may only trade them after the vesting of the shares.

According to the new stock-based incentive plan approved at the Annual and Extraordinary General Shareholders’ Meeting on April 19, 2023, shares granted to board members shall have a vesting period of 2 years, beginning with their term of office, and an additional lockup period of 2 years after the transfer of the shares.

Since 2022, the long-term incentive agreements include the malus clause, which provides for the retention of the unvested shares upon verification of fraud or material mistakes in the financial statements that benefited the executive officer unlawfully. Also, the long-term incentive agreements involving board members, for the granting of these shares, must also contain the aforementioned clause.

As from the 2024 cycle, the Statutory Executive Officers will be subject to SOG directive, which stipulates that executives maintain a minimum shareholding position while performing their duties in the Company, as per the criteria mentioned in item 8.1.c.i.

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j.    Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Under the new stock-based incentive plan to be approved at the Annual and Extraordinary General Shareholders’ Meeting on April 2023, beneficiaries may be granted, as a result of the stock-based incentive plan, common shares representing a maximum of 5% of the Company’s capital stock on the date of approval of the plan by the Annual Shareholders’ Meeting,  corresponding to 55,760,215 common shares. This amount may be adjusted for any stock dividends, splits or reverse splits. The overall volume established in the plan approved in 2017 has been utilized, therefore no new grants linked to it will be approved.

k. Effects of the withdrawal of a manager from the issuer’s bodies on their rights under the stock-based compensation plan

Transfer of full ownership over the shares is contingent on the non-interruption of relationship between the beneficiary and the Company or its subsidiaries for the duration of the period set forth in each agreement.

In the event of severance due to retirement, full ownership over restricted shares which have not yet been transferred, but which usufruct, if applicable, may have been established, shall be transferred to the executive, at a percentage proportional to the vesting period run until severance. The same proportional concept shall be applied to the performance shares granted during the period from 2017 to 2023 to Statutory Executive Officers, as long as the financial target has been attained. According to the Policy review conducted in 2020 and effective from 2021, the same rule shall apply to terminations without cause. The same applies to resignations from the position on the Board of Directors.

In the event of severance of the executive or dismissal of the board member due to reasons of an ethical nature, he/she will not be entitled to any shares.

In the event of permanent disability or death of the beneficiary, all restricted and performance shares granted shall be transferred to the executive or his/her respective estate.

For awards approved in 2021 onwards, in the event of corporate dissolution or reorganization resulting in a change in controlling equity stakes of the Company or the subsidiary to which the executive is related, vesting will be anticipated and ownership over all restricted and performance shares shall be transferred based on the achievement of the target of the referred executive.

8.5. - Stock-based compensation in the form of stock options recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Not applicable, Ultrapar has no outstanding stock options.

8.6. - Grant of stock options in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Not applicable, Ultrapar has no outstanding stock options.

8.7. - Outstanding stock options for the board of directors and statutory executive officers at the end of the last fiscal year:

Not applicable, Ultrapar has no outstanding stock options.

8.8. - Options exercised in connection with the stock-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

Not applicable, Ultrapar has no outstanding stock options.

8.9. - Stock-based compensation, in the form of shares to be directly transferred to the beneficiaries, recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Statutory Executive Officers	2024	2023	2022	2021
Total number of members	5.00	5.30	6.25	6.22
Number of compensated members	5.00	5.30	6.00	6.00
Potential dilution if all shares are granted to beneficiaries	N/A	0.404%	0.363%	0.094%

Board of Directors	2024	2023	2022	2021
Total number of members	9.00	9.30	N/A	N/A
Number of compensated members	8.00	8.60	N/A	N/A
Potential dilution if all shares are granted to beneficiaries	N/A	N/A	N/A	N/A

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8.10. - Grant of shares in the last 3 fiscal years and estimated for the current  fiscal year for the board of directors and statutory executive officers:

At the Annual and Extraordinary General Shareholders’ Meeting held on April 19, 2023, a new stock-based incentive plan was approved by the Ultrapar’s shareholders, which establishes the general terms and conditions for granting common shares issued by the Company and held in treasury which may or may not involve the grant of usufruct over any portion thereof for subsequent transfer of ownership for minimum periods of 2 years, to board members, officers or staff of the Company or of its subsidiaries.

The plan approved at the General Shareholders’ Meeting of 2017 did not include grants to members of the Board of Directors and could or could not involve granting usufruct over any portion thereof for subsequent transfer of ownership, with periods of 3 to 10 years to officers or employees of the Company or its subsidiaries.

As of 2023, with the approval of the new stock-based incentive plan, the members of the Company’s Board of Directors became eligible for the stock-based incentive plan.

Furthermore, Ultrapar has no active stock option plan.

The tables below summarize information on shares awarded and transferred to Statutory Executive Officers in the last three fiscal years, as well as estimated transfers during the current fiscal year:

2021	Shares granted
Management Body	Statutory Executive Officers
Total number of members	6.22
Number of compensated members	6	2
Grant date	04/07/2021	09/22/2021
Number of shares granted	248,492 1 2	400,000
Maximum term for granting the shares	Apr/24	Sep/27
Term for restriction on the transfer of shares	-	-
Fair value of shares on the grant date	21.00	14.17
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	5,218.3	5,668.0

2022	Shares granted
Management Body	Statutory Executive Officers
Total number of members	6.25
Number of compensated members	5	4	1
Grant date	04/06/2022	09/21/2022	12/07/2022
Number of shares granted	259,886 1 2	1,800,000	1,500,000
Maximum term for granting the shares	Apr/25	Sep/32	Dec/32
Term for restriction on the transfer of shares	-	Sep/32	Dec/32
Fair value of shares on the grant date	14.16	12.98	13.47
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	3,680.0	23,364.0	20,205.0

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2023	Shares granted
Management Body	Statutory Executive Officers		Board of Directors
Total number of members	5.30		9.30
Number of compensated members	5	5	8
Grant date	Apr/23	Sep/23	Apr/23
Number of shares granted	517,181 ¹ ²	2,800,000	311,324
Maximum term for granting the shares	Apr/26	Sep/33	Apr/25
Term for restriction on the transfer of shares	-	-	Apr/27
Fair value of shares on the grant date	14.50	18.75	14.50
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	7,499,125	52,500,000	4,514,198

¹ The same number of shares may be transferred to the Statutory Executive Officers as performance shares, with transfer contingent on the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

2 The number of performance shares that may be awarded to the Statutory Executive Officers may vary between 0% to 150% of the restricted shares, the transfer being contingent upon the attainment of the Company’s economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

2024	Shares to be granted
Management Body	Statutory Executive Officers	Board of Directors
Total number of members	5	9
Number of compensated members	5	-
Grant date	Apr/24	-
Number of shares granted	660,401	0
Maximum term for granting the shares	Apr/27	-
Term for restriction on the transfer of shares	-	-
Fair value of shares on the grant date	N/A	N/A
Multiplication of the number of shares granted by the fair value of the shares on the grant date (in thousands of Brazilian Reais)	N/A	N/A

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8.11. - Shares transferred in connection with the stock-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

2023	Board of Directors	Fiscal Council	Statutory Executive Officers	Total

Number of members	9.30	5.30	6.00	20.60
Number of compensated members¹	0.00	4.00	0.00	4.00
Number of shares	N/A	81,754	N/A	81,754
Weighted average acquisition price	N/A	22.08	N/A	22.08
Weighted average market price of the shares acquired	N/A	13.73	N/A	13.73
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in thousands of Reais)	N/A	663.2	N/A	663.2

2022	Board of Directors	Fiscal Council	Statutory Executive Officers	Total

Number of members	10.00	6.25	6.00	22.25
Number of compensated members¹	0.00	4.00	0.00	4.00
Number of shares	N/A	412,535	N/A	412,535
Weighted average acquisition price	N/A	29.48	N/A	29.48
Weighted average market price of the shares acquired	N/A	14.51	N/A	14.51
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in thousands of Reais)	N/A	6,175.6	N/A	6,175.6

2021	Board of Directors	Fiscal Council	Statutory Executive Officers	Total

Number of members	11.00	6.22	6.00	23.22
Number of compensated members¹	0.00	4.00	0.00	4.00
Number of shares	N/A	137,924	N/A	137,924
Weighted average acquisition price	N/A	28.17	N/A	28.17
Weighted average market price of the shares acquired	N/A	17.61	N/A	17.61
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in thousands of Reais)	N/A	1,456.5	N/A	1,456.7

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8.12. - Summary description of the information required for understanding the data disclosed in items 8.5 to 8.11, and explanation of the method of pricing the shares and options, indicating at least:

       pricing model
       data and assumptions used in the pricing model, including the weighted average price of shares, exercise price, estimated volatility, option term, estimated dividends and risk-free interest rate method used and assumptions to incorporate the estimated effects of early exercise form of determination of estimated volatility
       if any other characteristic of the option has been incorporated into the measurement of its fair value

As reported, Ultrapar does not have a stock option plan. However, for a better understanding of the applicable items, we inform that the price assigned to the granted shares corresponds to the market price of the Company’s shares at the time of the grant. This price may be adjusted ex-post, as the case may be, to reflect any extraordinary corporate events that change the number of shares held by each shareholder, such as stock splits, stock dividends and reverse splits.

Information related to the fiscal year of 2024 that can only be obtained in the future, such as the fair value of shares for grants on dates subsequent to the filing of the Reference Form, were indicated as non-applicable.

8.13. - Number of shares, quotas and other securities convertible into shares or quotas issued in Brazil or abroad by the Company, its direct or indirect controlling shareholders, subsidiaries or companies under common control, held by members of the Board of Directors, Statutory Executive Officers or members of the Fiscal Council, broken down by corporate body:

The table below shows the number of shares directly or indirectly held by the current members of the Board of Directors, the Fiscal Council and the Statutory Executive Officers as of December 31, 2023.

	Total number of shares	%
Board of Directors	17,793,612	1.60%
Direct ownership interest	5,047,115	0.45%
Indirect ownership interest	12,746,497	1.14%
Fiscal Council	67,972	0.01%
Direct ownership interest	67,972	0.01%
Indirect ownership interest	-	0.00%
Statutory Executive Officers	4,379,225	0.39%
Direct ownership interest¹	4,379,225	0.39%
Indirect ownership interest	-	0.00%
Total	22,240,809	1.99%
Shares representing the capital	1,115,212,490	100.0%
¹ Includes shares over which usufruct rights have been granted to Statutory Executive Officers

The table does not contemplate changes in Ultrapar’s ownership interest or management body composition since December 31, 2023. The current members of the Board of Directors, the Fiscal Council and the Statutory Executive Board do not hold equity interests in subsidiaries or companies under common control.

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8.14. - Pension plans in force granted to the members of the Board of Directors and Statutory Executive Officers:

Management Body	Board of Directors	Statutory Executive Officers
Total number of members	9.30	5.30
Number of compensated members [1]	0.00	5.30
Name of the plan	N/A	ULTRAPREV – Associação de Previdência Complementar Set Contribution Plan
Number of managers meeting retirement requirements [2]	N/A	1
Conditions for early retirement	N/A	- 55 years of age
		- Minimum 5 years’ employment with the sponsor
		- Minimum 5 years’ plan membership - Termination of employment relationship with the sponsor
Adjusted amount of accumulated contributions to the pension plan until the end of the last fiscal year, reduced by the portion related to contributions made directly by the managers³ (in thousands of Brazilian Reais)	N/A	8,399.1
Accumulated total amount of the contributions made during the last fiscal year, reduced by the portion related to contributions made directly by managers (in thousands of Brazilian Reais	N/A	1,306.4
Possibility and conditions for early redemption	N/A	The plan includes an option of redemption upon termination of employment, even if not all conditions for retirement are met

¹ Only considers members under the retirement plan, as specified in CVM/SEP’s Ofício Circular of 2024

[2] Managers who meet the conditions of age, period of employment and period of participation in the plan. Termination of employment is required for retirement

[3] Total amount of contributions made by the sponsor since affiliation with the plan, plus return

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8.15 – Maximum, minimum and average compensation of the Board of Directors, Statutory Executive Officers and Fiscal Council

Annual values (in thousands of Brazilian Reais, except for number of members)

	Statutory Executive Officers			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Total number of members	5.30	6.25	6.22	9.30	10.00	11.00	6.00	6.00	6.00
Number of compensated members	5.30	6.25	6.22	8.60	10.00	11.00	3.00	3.00	3.00
Highest individual compensation	21,026.5	17,700.5	16,115.8	2,044.7	2,100.0	2,014.2	352.6	336.5	244.8
Lowest individual compensation	8,686.6	6,317.4	4,153.4	978.9	630.0	799.2	352.6	230.0	218.6
Average individual compensation	11,868.3	8,911.9	7,920.3	1,144.0	1,026.8	971.0	276.1	265.5	252.7

Notes

Statutory Executive Officers
12/31/2023	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2022	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.

Board of Directors
12/31/2023	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2022	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.

Fiscal Council
12/31/2023	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2022	The lowest compensation does not include members who did not remain in the position for 12 months.
12/31/2021	The lowest compensation does not include members who did not remain in the position for 12 months.

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8.16. - Describe agreements, insurance policies or other instruments that provide for management compensation or indemnification mechanisms in the event of removal from position or retirement, indicating what are the financial consequences for the issuer

In addition to contributions to the FGTS system, Ultrapar implemented in 2010 a planned retirement policy that has been replaced by the end-of-career policy reviewed by the People Committee on April 2018 and amended on August 2020. Its purpose is to prepare executives for severance and structure succession plans within the organization. Application of the policy is discretionary and the amount of the resulting post-retirement benefits consists in potential additional compensation upon termination at the company’s initiative equivalent to 0.5 to 1.0 monthly salary per year of employment with the company, up to a ceiling of 9 monthly salaries. The condition precedent is a minimum of 5 years’ engagement with the company and meeting the requirements for retirement via the INSS or Ultrapar’s supplementary pension scheme.

The company has in place liability policies for directors and officers (D&O) to indemnify the members of the Board of Directors, Fiscal Council, officers and executives of Ultrapar and its subsidiaries (“Insured Parties”) up to an upper limit of R$ 80 million.

The insurance policy covers indemnity for damages to third parties or to the Company arising from action or omission associated with the Insured Parties’ job performance, including any claims filed against them, even if the action, omission or claim arises from willful misconduct. Since 2018, the D&O policy has also provided for reimbursement to Insured Parties of fines and penalties in civil and administrative proceeding bargains, except where in connection with willful misconduct of the Insured Parties.

8.17. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the percentage of the overall compensation payable to each body recognized in the issuer’s results related to members of the Board of Directors or the Fiscal Council, or Statutory Executive Officers who are related parties of the controlling shareholders, whether direct or indirect, according to accounting rules on the subject

Ultra S.A. is currently the main individual shareholder of the company, with approximately 25% of the shares issued by Ultrapar. Prior to Ultrapar’s migration to the New Market corporate governance segment, in 2011, Ultra S.A. was the Company’s controlling shareholder and, as such, executed the agreement for B3’s New Market Listing on August 16, 2011, for the purposes of compliance with the New Market rules then in force.

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The percentages of the remuneration for members of the Board of Directors, Statutory Executive Officers, and Fiscal Council regarding related parties of Ultra S.A. are showed at the table below:

Year	Board of Directors	Statutory Executive Officers	Fiscal Council
2024 (projection)	10%	37%	0%
2023	7%	33%	0%
2022	35%	32%	0%
2021	48%	0%	0%

8.18. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the issuer’s results as compensation of members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, for any reason other than the respective positions held by such members, such as commissions and consulting or advisory services provided

Members of the Board of Directors, the Fiscal Council and Statutory Executive Officers earned no compensation other than that associated with the positions held in the Company or its subsidiaries.

It should be noted that, if any Statutory Executive Officer of the Company also holds a position on the Board of Directors, he/she will be remunerated exclusively for his position as an Executive Officer.

8.19. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the results of the issuer’s direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation to the members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, specifying how these amounts were allocated to such individuals

The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

For the Statutory Executive Officers, part of the compensation is directly recognized by the Company, and the remaining part is supported by its subsidiaries. The table below lists the amounts recognized in the issuer's and its subsidiaries' results.

Statutory Executive Officers - 2021
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Total
Annual fixed compensation	7,067.8	1,557.4	2,392.2	882.1	1,119.8	1,665.5	14,684.7
Salary / fee	5,386.7	1,176.7	1,780.8	738.5	858.8	1,255.0	11,196.4
Direct and indirect benefits	492.8	134.6	230.9	0.0	94.1	133.8	1,086.2
Others	1,188.3	246.1	380.5	143.6	167.0	276.7	2,402.2
Variable compensation	7,205.0	1,365.0	2,130.6	971.8	1,130.1	1,495.0	14,297.4
Profit sharing	7,205.0	1,365.0	2,130.6	971.8	1,130.1	1,495.0	14,297.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	617.1	118.6	212.1	0.0	168.8	143.9	1,260.5
Benefits due to the interruption in the exercise of the position	4,978.3	0.0	0.0	0.0	0.0	0.0	4,978.3
Stock-based compensation	9,124.5	1,112.5	1,787.8	0.0	725.0	1,311.2	14,061.0
Total compensation	28,992.8	4,153.4	6,522.7	1,853.9	3,143.7	4,615.5	49,282.0

104

Statutory Executive Officers - 2022
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Empresa Carioca de Produtos Químicos S.A.	Oxiteno S.A. Indústria e Comércio	Ultracargo Logística S.A.	Total
Annual fixed compensation	9,593.1	1,869.7	2,034.0	183.4	228.1	1,843.6	15,752.0
Salary / fee	7,333.3	1,404.5	1,560.0	143.6	167.0	1,400.0	12,008.4
Direct and indirect benefits	753.1	159.2	115.1	3.9	19.4	125.3	1,176.0
Others	1,506.7	306.0	358.9	35.9	41.7	318.3	2,567.6
Variable compensation	18,506.4	2,267.0	2,349.7	200.0	232.6	2,200.6	25,756.4
Profit sharing	18,506.4	2,267.0	2,349.7	200.0	232.6	2,200.6	25,756.4
Others	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	785.4	157.5	186.1	0.0	42.0	160.8	1,331.7
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	6,010.0	2,190.5	1,747.6	0.0	716.7	2,194.7	12,859.5
Total compensation	34,894.9	6,484.6	6,317.4	383.4	1,219.5	6,399.7	55,699.5
Statutory Executive Officers - 2023
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.		Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.		Total
Annual fixed compensation	8,650.4		2,142.0	2,624.9	2,047.3		15,464.6
Salary / fee	6,470.7		1,630.0	2,000.0	1,520.0		11,620.7
Direct and indirect benefits	723.0		159.7	187.4	184.0		1,254.2
Others	1,456.7		352.2	437.5	343.3		2,589.7
Variable compensation	12,670.2		2,632.5	3,112.2	2,457.0		20,871.9
Profit sharing	12,670.2		2,632.5	3,112.2	2,457.0		20,871.9
Others	0.0		0.0	0.0	0.0		0.0
Post-employment benefits	721.4		186.2	223.6	175.2		1,306.4
Benefits due to the interruption in the exercise of the position	1,007.0		0.0	0.0	0.0		1,007.0
Stock-based compensation	12,573.0		4,148.0	3,557.3	4,007.0		24,285.2
Total compensation	35,622.0		9,108.6	9,518.0	8,686.6		62,935.1

105

Statutory Executive Officers - 2024
(In thousands of Brazilian Reais)	Ultrapar Participações S.A.	Companhia Ultragaz S.A.	Ipiranga Produtos de Petróleo S.A.	Ultracargo Logística S.A.	Total
Annual fixed compensation	8,981.7	2,640.3	3,068.0	2,480.4	17,170.3
Salary / fee	6,910.0	2,000.0	2,360.0	1,880.0	13,150.0
Direct and indirect benefits	658.5	232.3	263.2	230.4	1,384.5
Others	1,413.2	407.9	444.7	370.0	2,635.8
Variable compensation	8,760.0	2,210.0	2,600.0	2,080.0	15,650.0
Profit sharing	8,760.0	2,210.0	2,600.0	2,080.0	15,650.0
Others	0.0	0.0	0.0	0.0	0.0
Post-employment benefits	760.1	220.0	256.8	190.1	1,426.9
Benefits due to the interruption in the exercise of the position	0.0	0.0	0.0	0.0	0.0
Stock-based compensation	23,603.8	4,756.1	4,606.3	4,309.9	37,276.1
Total compensation	42,105.6	9,826.3	10.531.0	9,060.3	71,523.3

8.20. - Other information deemed relevant by the issuer

In item 8.3., to determine the number of compensated members, only members to whom variable compensation has been allocated were considered, as specified in Ofício Circular/CVM/SEP/2024 Moreover, in the same item, for calculating the maximum amount established in the compensation plan related to profit-sharing, (i) the evaluation is performed between 80% and 120% of the goals achieved in relation to the portion related to individual performance, and (ii) the evaluation considers the EBITDA and operational cash flow goals in relation to the portion related to the economic performance. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the individual goals.

106

POWER OF ATTORNEY

Through the intermediary of this private instrument, [Shareholder], [nationality], [civil status], [occupation], bearer of the identity document, number [•] [issuing entity], resident and domiciled at [full address] or [legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number [•]] (“Principal”), nominates and constitutes as [his/her/its] attorney-in-fact: MARINA GUIMARÃES MOREIRA MASCARENHAS, Brazilian, married, lawyer, national identity card RG nr. 21.556.757-9, issued by Detran-RJ, with professional identity card OAB/RJ nr. 161.971 and enrolled at the Taxpayers Register CPF/MF under nr. 118.922.567-03; DENIZE SAMPAIO BICUDO, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, with professional identity card OAB/SP nr. 239.515 and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; ELISA MARIANO SILVA, Brazilian, married, lawyer, national identity card RG nr. 16.868.058, issued by SSP/MG, with professional identity card OAB/MG nr. 156.640 and enrolled at the Taxpayers Register CPF/MF under nr. 102.526.416-98; and JAQUELINE FARIAS GALVÃO, Brazilian, married, lawyer, national identity card RG nr. 54.658.210-2, issued by SSP/SP, with professional identity card OAB/SP nr. 501.932 and enrolled at the Taxpayers Register CPF/MF under nr. 479.242.238-86; with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([number of shares in words]) common shares issued by ULTRAPAR PARTICIPAÇÕES S.A., a publicly traded company registered in the corporate tax register (CNPJ/MF) under nr. 33.256.439/0001-39, with corporate headquarters at Brigadeiro Luís Antônio avenue, nr. 1.343, 9th floor, in the City and State of São Paulo (“Company”), in the Annual and Extraordinary General Shareholders’ Meeting to be held at 2:00 p.m. (Brazil time), on April 17th, 2024 (“Meeting”), exclusively in digital form, for the specific purpose of representing the Principal at the Meeting and voting in strict conformity with the following guidance:

In Annual General Shareholders’ Meeting:

1) Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31st, 2023, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

        Mark with an X in the box of your choice above.

2) Allocation of net income for the fiscal year ended on December 31st, 2023.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

        Mark with an X in the box of your choice above.

3) Establishment of the Management’s global compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

4) Election of the members of the Fiscal Council and their respective alternates, given the request for the installation of the Fiscal Council made by a shareholder representing more than 2% of the voting shares issued by the Company, under the terms of the Brazilian Federal Law No. 6,404/76 and CVM Resolution 70/22 (“RCVM 70”):

107

Effective Members	Alternate Members
Flavio Cesar Maia Luz	Márcio Augustus Ribeiro
Élcio Arsenio Mattioli	Pedro Ozires Predeus
Marcelo Gonçalves Farinha	Luiz Claudio Moraes

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

5) Establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2024.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

In Extraordinary General Shareholders’ Meeting:

1) Resolution on the following amendments to the Company’s Bylaws, as detailed in the Management Proposal disclosed to the market on this date:

(a) Inclusion of activity in the Company's corporate purpose;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(b) Changes of competencies of the Board of Directors;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(c) Exclusion of possibilities to replace members of the statutory advisory committees;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

108

(d) Change of nomenclature and competencies of the Board of Directors’ advisory committees;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

(e) Simplification of the wording of statutory provisions, as well as clarity and numbering adjustments;

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

2) Ratification of the change in the number of common shares into which the Company’s capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014; and

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

3) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

         Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Meeting.

The present instrument is valid until April 18, 2024.

[day] [month] 2024

[Shareholder]

109

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/17/2024

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This ballot for the Annual General Meeting (“AGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/MF and CPF/MF respectively), as well as an email address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:

•         The fields of this ballot should be completed accordingly;

•         Every page in this ballot should be initialed;

•         At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the AGM, that is by April 10, 2024. Any ballots received by the Company after that date shall be disregarded.

The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company

For this purpose, they should submit the following documents:

•          Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

•         Certified copy of the following documents:

Individuals:

(i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:

(i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

(ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:

The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

(i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

(ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

(iii)    should the representative or attorney-in-fact be a legal entity, documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

B. Exercising voting rights through service providers

The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

110

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/17/2024

For further information, please see the AEGM Manual available in ri.ultra.com.br.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil

To the attention of the Investor Relations Department

E-mail: invest@ultra.com.br

If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 10, 2024.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A

Departamento de Ações e Custódia (Securities and Custody Department)

Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco

CEP (zip code) 06029-900

Osasco/SP – Brazil

Shareholder service channels:

Telephone: 0800 701-1616

Business days from 8:00 a.m. to 5:00 p.m (BRT)

E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Annual General Meeting (AGM)

[Eligible tickers in this resolution: UGPA3]

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2023, together with the report from the Independent Auditors and the opinion from the Fiscal Council.

[   ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3] 2. Allocation of net income for the fiscal year ended on December 31st, 2023. [ ] Approve [ ] Reject [ ] Abstain
[Eligible tickers in this resolution: UGPA3] 3. Establishment of the Managements global compensation. [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: UGPA3]

Election of the fiscal council by candidate - Total members to be elected: 3

4. Nomination of candidates to the fiscal council (the shareholder may nominate as many candidates as there are seats to be filled in the general election).

Flavio Cesar Maia Luz / Márcio Augustus Ribeiro

[   ] Approve [   ] Reject [   ] Abstain

Élcio Arsenio Mattioli / Pedro Ozires Predeus

[   ] Approve [   ] Reject [   ] Abstain

Marcelo Gonçalves Farinha / Luiz Claudio Moraes

[   ] Approve [   ] Reject [   ] Abstain

111

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/17/2024

[Eligible tickers in this resolution: UGPA3]

5. Considering the item above, the establishment of the compensation of the members of the Fiscal Council for the term of office that begins in April 2024.

[   ] Approve [   ] Reject [   ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

112

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/17/2024

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This ballot for the Extraordinary General Meeting (“EGM”) should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/MF and CPF/MF respectively), as well as an email address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions should be followed:

•         The fields of this ballot should be completed accordingly;

•         Every page in this ballot should be initialed;

•         At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

The ballot and other substantiating documents shall be filed at the Company in up to 7 days prior to the date of the EGM, that is by April 10, 2024. Any ballots received by the Company after that date shall be disregarded.

The “AEGM Manual”, sometimes referred to in this ballot, is available to the shareholders at the Company’s corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company

For this purpose, they should submit the following documents:

•          Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;

•         Certified copy of the following documents:

Individuals:

(i)   ID card with the shareholder’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(ii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:

(i)  consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);

(ii)  ID card with the representative’s photograph (RG, RNE (foreigner’s ID), CNH (driver’s license), passport or ID issued by an officially recognized professional class);

(iii)  in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:

The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:

(i)  evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;

(ii)   the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and

(iii)    should the representative or attorney-in-fact be a legal entity, documents listed on item “Corporate Shareholder” related to them shall be presented to the Company.

B. Exercising voting rights through service providers

The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company’s shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder’s voting instructions.

113

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/17/2024

For further information, please see the AEGM Manual available in ri.ultra.com.br.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil

To the attention of the Investor Relations Department

Email: invest@ultra.com.br

If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company’s e-mail address by April 10, 2024.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Banco Bradesco S.A

Departamento de Ações e Custódia (Securities and Custody Department)

Address: Núcleo Cidade de Deus, Yellow building, 2nd floor, Vila Yara, Osasco

CEP (zip code) 06029-900

Osasco/SP – Brazil

Shareholder service channels:

Telephone: 0800 701-1616

Business days from 8:00 a.m. to 5:00 p.m (BRT)

E-mail: dac.acecustodia@bradesco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: UGPA3]

1. Amendments to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date, to reflect:

(a) Inclusion of activity in the Company’s corporate purpose

[ ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3]

2. Amendments to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date, to reflect:

(b) Changes of competencies of the Board of Directors

[ ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3]

3. Amendments to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date, to reflect:

(c) Exclusion of possibilities to replace members of the statutory advisory committees

[ ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3]

4. Amendments to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date, to reflect:

(d) Change of nomenclature and competencies of the Board of Directors’ advisory committees

[ ] Approve [   ] Reject [   ] Abstain

114

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/17/2024

[Eligible tickers in this resolution: UGPA3]

5. Amendments to the Companys Bylaws, as detailed in the Management Proposal disclosed to the market on this date, to reflect:

(e) Simplification of the wording of statutory provisions, as well as clarity and numbering adjustments

[ ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3]

6. Ratification of the change in the number of common shares into which the Companys capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders’ Meeting held on January 31st, 2014.

[ ] Approve [   ] Reject [   ] Abstain

[Eligible tickers in this resolution: UGPA3] 7. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above. [ ] Approve [ ] Reject [ ] Abstain

City :
Date :
Signature :
Shareholder's Name :
Phone Number :

115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2024

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Shareholders’ Meeting Manual, Remote voting form – Annual General Shareholders’ Meeting and Remote voting form – Extraordinary Shareholders’ Meeting)